Exhibit 99.2

STOCK PURCHASE AGREEMENT

BETWEEN

NATIONAL GRID USA

AND

LIBERTY ENERGY UTILITIES CO.

ENTERED INTO ON

DECEMBER 8, 2010

AND AMENDED AND RESTATED

JANUARY 21, 2011

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

EXHIBITS

Exhibit A	Form of Parent Guaranty
Exhibit B	Form of Transition Services Agreement

SELLER DISCLOSURE SCHEDULES

Section 1.1(a)	Corporate Employees
Section 1.1(b)	Knowledge
Section 1.1(c)	Permitted Encumbrances
Section 1.1(d)	Regulatory Asset Amount
Section 1.1(e)	Represented Employees
Section 1.1(f)	Calculation of Working Capital
Section 5.3(a)	Consents and Approvals
Section 5.3(b)	Consents and Approvals
Section 5.5(a)	Absence of Certain Changes or Events
Section 5.7(a)(i)	Real Property
Section 5.7(a)(ii)	Real Property
Section 5.7(a)(iii)	Real Property
Section 5.7(b)(i)	Real Property
Section 5.7(b)(ii)	Real Property
Section 5.8	Environmental Matters
Section 5.8(a)(i)	Environmental Permits
Section 5.9(a)	Collective Bargaining Agreements
Section 5.9(b)	Labor Matters
Section 5.10(a)	ERISA; Benefit Plans
Section 5.11(a)	Certain Contracts and Arrangements
Section 5.11(b)	Certain Contracts and Arrangements
Section 5.11(c)	Certain Contracts and Arrangements
Section 5.11(e)	Certain Contracts and Arrangements
Section 5.11(f)	Certain Contracts and Arrangements
Section 5.12	Legal Proceedings
Section 5.13(a)	Permits; Compliance with Laws
Section 5.13(b)	Permits; Compliance with Laws
Section 5.15	Taxes
Section 5.16	Intellectual Property
Section 5.17	Insurance
Section 5.20	Affiliate Arrangements
Section 7.1	Conduct of Business of the Company
Section 7.1(b)(viii)	Capital Expenditures
Section 7.9(b)(iii)	Severance Benefits
Section 7.9(e)	Transfer of Pension Plan Liabilities and Assets
Section 7.11	Affiliate Contracts
Section 7.13	Company Insurance

AMENDED AND RESTATED STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, entered into on December 8, 2010 and amended and restated January 21, 2011 (this “Agreement”), between National Grid USA, a Delaware corporation (the “Seller”), and Liberty Energy Utilities Co., a Delaware corporation (the “Buyer”).

W I T N E S S E T H

WHEREAS, the Seller owns all of the issued and outstanding Shares (as defined below) of Granite State Electric Company, a New Hampshire corporation (the “Company”);

WHEREAS, the Board of Directors of the Seller and the board of directors of the Buyer have approved the acquisition of the Company by the Buyer, which acquisition is to be effected by the purchase of the Shares by the Buyer upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently herewith, Algonquin Power & Utilities Corp. (the “Guarantor”) has entered into a Guaranty Agreement, dated as of the date hereof, attached hereto as Exhibit A (the “Parent Guaranty”), pursuant to which the Guarantor has guaranteed the payment and performance obligations of the Buyer hereunder;

WHEREAS, the Buyer and the Seller are parties to the Stock Purchase Agreement, dated as of December 8, 2010 (the “Original Agreement”); and

WHEREAS, the Seller and the Buyer desire to amend and restate the Original Agreement in its entirety upon the terms set forth herein, with all references hereunder to the date of this Agreement or to the date hereof deemed to refer to the date of the Original Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings specified or referred to in this Section 1.1:

(1) “Actual Transfer Date” shall have the meaning set forth in Section 7.9(e) hereof.

(2) “Adjustment Amount” shall have the meaning set forth in Section 3.2(a).

(3) “Adjustment Statement” shall have the meaning set forth in Section 3.2(a) hereof.

(4) “Affiliate” shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

(5) “Agreement” shall have the meaning set forth in the preface hereto.

(6) “Allocation Statement” shall have the meaning set forth in Section 3.3(b) hereof.

(7) “Ancillary Agreements” means, collectively, the Parent Guaranty, the Site Agreement and the Transition Services Agreement.

(8) “Asset Transfer Amount” shall have the meaning set forth in Section 7.9(e) hereof.

(9) “Audited Financial Statements” shall have the meaning set forth in Section 5.4 hereof.

(10) “Benefit Plans” means the employee benefit plans, programs or arrangements adopted, maintained, contributed to or required to be contributed to by the Seller, the Company or their ERISA Affiliates with or for the benefit of any Company Employee or any Corporate Employee or with respect to which the Seller, the Company or their ERISA Affiliates will or may have any material liability for the benefit of any Company Employee or any Corporate Employee.

(11) “Benefit Plans of the Buyer” shall have the meaning set forth in Section 7.9(c) hereof.

(12) “Business Day” means any day other than Saturday, Sunday and any day which is a legal holiday or a day on which banking institutions in the State of New York are authorized by applicable Law or other governmental action to close.

(13) “Buyer” shall have the meaning set forth in the preface hereto.

(14) “Buyer 401(k) Plan” shall have the meaning set forth in Section 7.9(f) hereof.

(15) “Buyer Cafeteria Plan” shall have the meaning set forth in Section 7.9(h) hereof.

(16) “Buyer Indemnitee” shall have the meaning set forth in Section 9.2(a) hereof.

(17) “Buyer Required Regulatory Approvals” shall have the meaning set forth in Section 6.3(b) hereof.

(18) “Buyer Trust” shall have the meaning set forth in Section 7.9(g) hereof.

(19) “Buyer’s Pension Plan” shall have the meaning set forth in Section 7.9(e) hereof.

(20) “Cafeteria Plan Participants” shall have the meaning set forth in Section 7.9(h) hereof.

(21) “Capital Expenditure Adjustment Amount” means an amount equal to (A) the Capital Expenditure Amount minus (B) the Estimated Capital Expenditure Amount. For the avoidance of doubt the Capital Expenditure Adjustment Amount may be a negative number.

(22) “Capital Expenditure Amount” means the aggregate amount of capital investments in distribution assets made by the Company during the period beginning April 1, 2010 and ending on the Closing Date, calculated in accordance with standards and methodologies currently utilized by the Company and expected to be included in the Company’s rate base.

(23) “CFIUS” means the Committee on Foreign Investment in the United States.

(24) “CFIUS Approval” means (i) the Seller and the Buyer shall have received a written notification issued by CFIUS that it has determined that (A) it lacks jurisdiction over the transactions contemplated by this Agreement or (B) it has concluded its review under the Exon-Florio Amendment and has determined not to conduct a full investigation or (ii) if a full investigation is deemed to be required, the Seller and the Buyer shall have received notification that the United States government will not take action to prevent the consummation of the transactions contemplated by this Agreement.

(25) “Closing” shall have the meaning set forth in Section 4.1 hereof.

(26) “Closing Date” shall have the meaning set forth in Section 4.1 hereof.

(27) “Code” means the Internal Revenue Code of 1986, as amended.

(28) “Collective Bargaining Agreements” shall have the meaning set forth in Section 5.9(a) hereof.

(29) “Company” shall have the meaning set forth in the recitals hereto.

(30) “Company Agreements” shall have the meaning set forth in Section 5.11(a) hereof.

(31) “Company Benefit Plans” means the Benefit Plans adopted, maintained, contributed to or required to be contributed to by the Company with or for the benefit of any Company Employee or any Corporate Employee or with respect to which the Company will or may have any material liability for any benefit of any Company Employee or any Corporate Employee.

(32) “Company Employee” means any current or former employee of the Company, including any Represented Employee.

(33) “Company Financial Statements” shall have the meaning set forth in Section 5.4 hereof.

(34) “Company Insurance Policies” shall have the meaning set forth in Section 7.13 hereof.

(35) “Company Leases” shall have the meaning set forth in Section 5.7(b) hereof.

(36) “Confidential Information Memorandum” means the Confidential Information Memorandum, dated August/September 2010, and the divestiture-related correspondence previously made available to the Buyer by the Seller and UBS Securities LLC.

(37) “Confidentiality Agreement” means the Confidentiality Agreement, dated August 11, 2010, between the Seller and the Buyer.

(38) “Continuation Period” shall have the meaning set forth in Section 7.9(b)(ii) hereof.

(39) “Continuing Corporate Employee” shall have the meaning set forth in Section 7.9(b)(i) hereof.

(40) “Continuing Employee” means each Continuing Corporate Employee, together with each employee of the Company as of immediately prior to the Closing Date.

(41) “Corporate Employee” means those employees listed on Section 1.1(a) of the Seller Disclosure Schedules, as such Schedule may be supplemented or amended pursuant to Section 7.8 of this Agreement.

(42) “Direct Claim” shall have the meaning set forth in Section 9.3(c) hereof.

(43) “DOJ” shall have the meaning set forth in Section 7.6(a)(i) hereof.

(44) “Electronic Data Room” means the electronic data room established by the Seller in connection with the transactions contemplated by this Agreement.

(45) “Encumbrances” means any mortgages, pledges, liens, security interests, conditional and installment sale agreements, activity and use limitations and restrictions, easements, licenses, rights of way, restrictions, exceptions, covenants, encumbrances and charges of any kind, other than Permitted Encumbrances.

(46) “Environmental Claims” shall have the meaning set forth in Section 9.2(i) hereof.

(47) “Environmental Laws” means all federal, state and local laws, regulations, rules, ordinances, codes, common law decrees, judgments, directives, or judicial or administrative orders relating to pollution or protection of the environment, natural resources or human health and safety, including laws relating to Releases or threatened Releases of Hazardous Substances (including to air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the treatment, storage, disposal, arrangement for disposal, Release, transport or handling of Hazardous Substances, laws relating to record keeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and laws relating to the management, use restoration, or compensation for use of or damage to natural resources.

(48) “Environmental Permits” means all permits, licenses, certificates, registrations and other governmental authorizations, consents and approvals under Environmental Laws.

(49) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(50) “ERISA Affiliate” means any Person or entity that together with the Seller would be deemed to be under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(51) “Estimated Adjustment Amount” means an amount equal to the sum of (A) the Estimated Capital Expenditure Adjustment Amount and (B) the Estimated Regulatory Asset Adjustment Amount.

(52) “Estimated Capital Expenditure Adjustment Amount” means an amount equal to (A) the Estimated Capital Expenditure Amount minus (B) the Target Capital Expenditure Amount. For the avoidance of doubt the Estimated Capital Expenditure Adjustment Amount may be a negative number.

(53) “Estimated Capital Expenditure Amount” means the Seller’s good faith reasonable estimate of the Capital Expenditure Amount, as set forth on a statement delivered to the Buyer at least four (4) Business Days prior to the Closing.

(54) “Estimated Purchase Price” shall have the meaning set forth in Section 4.2 hereof.

(55) “Estimated Regulatory Asset Adjustment Amount” means an amount equal to (A) the Estimated Regulatory Asset Amount minus (B) the Target Regulatory Asset Amount. For the avoidance of doubt the Estimated Regulatory Asset Adjustment Amount may be a negative number.

(56) “Estimated Regulatory Asset Amount” means the Seller’s good faith reasonable estimate of the Regulatory Asset Amount, as set forth on a statement (together with supporting work papers) delivered to the Buyer at least four (4) Business Days prior to the Closing.

(57) “Estimated Working Capital Amount” means the Seller’s good faith reasonable estimate of the Working Capital of the Company as of the Closing Date, as set forth on a statement prepared in accordance with GAAP and delivered to the Buyer at least four (4) Business Days prior to the Closing. For the avoidance of doubt the Estimated Working Capital Amount may be a negative number.

(58) “Exon-Florio Amendment” means Section 721 of Title VII of the Defense Production Act of 1950, as amended.

(59) “Federal Power Act” means the Federal Power Act of 1935, as amended.

(60) “FERC” means the Federal Energy Regulatory Commission or any successor thereto.

(61) “Final Order” means a final order that has become final and non-appealable (either because the statutorily-prescribed deadline for seeking rehearing or appeal of such order has passed and no rehearing or appeal has been sought, or any such rehearing or appeal has been disposed of), that has not been revised, stayed, enjoined, set aside, annulled or suspended, with respect to which any required waiting period has expired, and as to which all conditions to effectiveness prescribed therein or otherwise by Law, have been satisfied.

(62) “Financing” shall have the meaning set forth in Section 7.17 hereof.

(63) “FTC” shall have the meaning set forth in Section 7.6(a)(i) hereof.

(64) “FY2011 Capital Expenditure Amount” shall have the meaning set forth in Section 7.1(c) hereof.

(65) “GAAP” means the United States generally accepted accounting principles, as in effect from time to time.

(66) “Good Utility Practice” means any of the practices, methods and acts engaged in or approved by a significant portion of the electric utility industry in areas similar to the Company’s service territory during the relevant time period or any of the practices, methods, and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety, and expedition. Good Utility Practices are not intended to be limited to the optimum practices, methods or acts to the exclusion of all others, but rather to be practices, methods or acts generally accepted in the electric utility industry in areas similar to the Company’s service territory.

(67) “Governmental Authority” means any executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal,

arbitrating body or authority of the United States or any foreign country, or any state, local or other governmental subdivision thereof.

(68) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(69) “Guarantor” shall have the meaning set forth in the recitals hereto.

(70) “Hazardous Substances” means (i) any petrochemical or petroleum products, oil or coal ash, radioactive materials, radon gas, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and polychlorinated biphenyls; (ii) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable Environmental Law.

(71) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(72) “Indebtedness” means (i) indebtedness for borrowed money; (ii) obligations to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable arising, and accrued expenses incurred, in the ordinary course of business and consistent with customary trade practices; (iii) indebtedness of another Person secured by a lien on the property of such Person; (iv) capital lease obligations; (v) guaranteed indebtedness of others; (vi) reimbursement or similar obligations (contingent or otherwise) in respect of letters of credit or similar instruments issued for the account of another Person; and (vii) all negative cash balances.

(73) “Indemnifiable Losses” means claims, demands or suits (by any Person), losses, liabilities, damages, obligations, payments, costs and expenses (including the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys’ fees and reasonable disbursements in connection therewith).

(74) “Indemnifying Party” shall mean a Person required to provide indemnification under this Agreement.

(75) “Indemnitee” shall mean a Buyer Indemnitee or a Seller Indemnitee.

(76) “Independent Accounting Firm” means Ernst & Young or such other independent accounting firm of national reputation mutually appointed by the Seller and the Buyer.

(77) “Intellectual Property” means all (i) registered and unregistered trademarks, service marks, trade names, logos, Internet domain names and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing (“Trademarks”); (ii) copyrights and any registrations and applications for registration therefore; (iii) patents (including all reissues, divisions, continuations and extensions thereof), patent applications; and (iv) trade secrets, proprietary confidential information and proprietary know-how.

(78) “Knowledge of the Seller” or “to the Seller’s Knowledge” means the actual knowledge of the persons identified on Section 1.1(b) of the Seller Disclosure Schedules after reasonable inquiry to appropriate employees of Seller or its Affiliates.

(79) “Law” means any statute, code, rule, regulation, ordinance, order or judgment of any Governmental Authority having the effect of law.

(80) “Leased Real Property” shall have the meaning set forth in Section 5.7(b) hereof.

(81) “Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

(82) “Material Adverse Effect” means any change, event or effect that is, individually or in the aggregate, material and adverse to the financial condition, business or results of operations of the Company; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect, nor shall any change, event or effect relating to any of the following be taken into account in determining whether a Material Adverse Effect has occurred or would result: (i) any changes or developments in national, regional, state or local wholesale or retail markets for electric power, capacity or fuel or related products including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor; (ii) any changes or developments in national, regional, state or local electric transmission or distribution systems; (iii) any changes or developments in national, regional, state or local wholesale or retail electric power and capacity prices; (iv) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Authority, independent system operator, regional transmission organization or market administrator; (v) any changes or developments in general economic, political or business conditions (including changes in interest rates and changes in the financial, banking, currency and capital markets); (vi) any changes in GAAP; (vii) the announcement or pendency of the transactions contemplated by this Agreement; (viii) acts expressly permitted by this Agreement or consented to by the Buyer; (ix) any outbreak or escalation of hostilities or acts of war or terrorism; and (x) any changes in weather or climate or acts of God; provided, however, that the foregoing exclusions shall not include (A) physical damage to or destruction of assets of the Company if the cost of repair or replacement thereof is not reasonably likely to be recoverable by the Company, on a reasonably current basis or with reasonable carrying costs, through customer rates or from third party insurers; (B) any taking or commencement of proceedings for the taking of assets of the Company to the extent the Company will not receive fair value for such assets; (C) the inability to obtain, or the cost or obligations incurred or undertaken or required to be incurred or undertaken to obtain, any consent or approval required in connection with the transactions contemplated by this Agreement; or (D) any Law adopted or Governmental Order issued specifically with respect to the Company, its business, or the transactions contemplated by this Agreement.

(83) “Money Pool Agreement” means the Terms of the National Grid USA Money Pool, dated March 17, 2005, by and among the Members (as defined therein).

(84) “National Grid Marks” shall have the meaning set forth in Section 7.12 hereof.

(85) “NHPUC” means the New Hampshire Public Utility Commission.

(86) “NHPUC Third Quarter F-1” shall have the meaning set forth in Section 5.18 hereof.

(87) “Original Agreement” shall have the meaning set forth in the recitals hereto.

(88) “Parent Guaranty” shall have the meaning set forth in the recitals hereto.

(89) “Participant” means (i) any Company Employee and (ii) any Continuing Corporate Employee.

(90) “Permits” shall have the meaning set forth in Section 5.13(a) hereof.

(91) “Permitted Encumbrances” means (i) those exceptions set forth on Section 1.1(c) of the Seller Disclosure Schedules; (ii) all Encumbrances of record or that are set forth in approvals by any Governmental Authority, except for such Encumbrances which secure Indebtedness; (iii) any state of facts that a current survey of the Real Property would disclose; (iv) statutory liens for Taxes, assessments or other governmental charges not yet due or delinquent or the validity of which are being contested in good faith by appropriate proceedings; (v) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations which are not yet due and payable or that are not material in amount and the validity of which are being contested in good faith by appropriate proceedings; (vi) zoning, entitlement, conservation restrictions and other land use and environmental regulations by Governmental Authorities; (vii) rights granted to any licensee of any Intellectual Property; (viii) Encumbrances existing under or as a result of the Company Leases; and (ix) such other rights, imperfections in or failure of title and Encumbrances which would not, individually or in the aggregate, materially interfere with the use of the affected property by the Company in the manner currently used.

(92) “Person” means any individual, partnership, joint venture, corporation, limited liability company, limited liability partnership, trust, unincorporated organization or Governmental Authority or any department or agency thereof.

(93) “Post-Closing Period” shall have the meaning set forth in Section 7.7(a)(ii) hereof.

(94) “Pre-Closing Period” shall have the meaning set forth in Section 7.7(a)(i) hereof.

(95) “Purchase Price” shall have the meaning set forth in Section 3.1 hereof.

(96) “Qualifying Offer of Employment” shall have the meaning set forth in Section 7.9(b)(i) hereof.

(97) “Rate Filing Restriction” means a restriction imposed on the Company such that the Company is not permitted to file a rate case with the NHPUC for a specified period of time.

(98) “Rate Filing Restriction Period” means the period of time during which a Rate Filing Restriction is in effect.

(99) “Rate Period Restriction” means a restriction imposed on the Company such that the Company is not permitted to put new rates in effect for a specified period of time.

(100) “Rate Period Restriction Period” means the period of time during which a Rate Period Restriction is in effect.

(101) “Real Property” shall have the meaning set forth in Section 5.7(a) hereof.

(102) “Recoverable Insurance Claims” shall have the meaning set forth in Section 7.13 hereof.

(103) “Regulatory Asset Adjustment Amount” means an amount equal to (A) the Regulatory Asset Amount at Closing minus (B) the Estimated Regulatory Asset Amount. For the avoidance of doubt the Regulatory Asset Adjustment Amount may be a negative number.

(104) “Regulatory Asset Amount” means the amount, at Closing, of the regulatory assets set forth on Section 1.1(d) of the Seller Disclosure Schedules and calculated in accordance with GAAP and standards and methodologies currently utilized by the Company and accepted by the NHPUC.

(105) “Release” means a release, spill, leak, discharge, dispose of, pump, pour, emit, empty, inject, leach, dump or allow to escape into or through the environment.

(106) “Representatives” means a party’s respective officers, directors, employees, agents, advisors and representatives (including any accountants, legal counsel, consultants, financial advisors and other authorized representatives).

(107) “Represented Employees” means those employees listed on Section 1.1(e) of the Seller Disclosure Schedules, as such Schedule may be supplemented or amended pursuant to Section 7.8 of this Agreement.

(108) “Required Approvals” means the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals.

(109) “Retiree” shall have the meaning set forth in Section 7.9(g) hereof.

(110) “Schedule Update” shall have the meaning set forth in Section 7.8 hereof.

(111) “Securities Act” means the Securities Act of 1933, as amended.

(112) “Seller” shall have the meaning set forth in the preface hereto.

(113) “Seller 401(k) Plans” shall have the meaning set forth in Section 7.9(f) hereof.

(114) “Seller Cafeteria Plan” shall have the meaning set forth in Section 7.9(h) hereof.

(115) “Seller Closing Certificate” shall have the meaning set forth in Section 4.3(b) hereof.

(116) “Seller Consolidated Group” shall have the meaning set forth in Section 5.15(c) hereof.

(117) “Seller Disclosure Schedules” means the disclosure schedules of the Seller referred to in, and delivered pursuant to, this Agreement.

(118) “Seller Indemnitee” shall have the meaning set forth in Section 9.2(b) hereof.

(119) “Seller Pension Plans” shall have the meaning set forth in Section 7.9(e) hereof.

(120) “Seller Required Regulatory Approvals” shall have the meaning set forth in Section 5.3(b) hereof.

(121) “Seller Trust” shall have the meaning set forth in Section 7.9(g) hereof.

(122) “Seller’s Actuary” shall have the meaning set forth in Section 7.9(e) hereof.

(123) “Shares” shall have the meaning set forth in Section 5.6(a) hereof.

(124) “Site Agreement” means the site agreement, to be entered into between the Seller or an Affiliate of the Seller and the Company, addressing, among other things, delineation and demarcation of certain integrated facilities and defining the continuing responsibilities and obligations with respect to the use, operation, maintenance, new construction or modifications and access to such integrated facilities.

(125) “Solvent” with regard to any Person, means that (i) the sum of the assets of such Person, both at a fair valuation and at present fair salable value, exceeds its Liabilities; (ii) such Person has sufficient capital with which to conduct its business; and (iii) such Person has not incurred debts, and does not intend to incur debts, beyond its ability to pay such debts as they mature. For purposes of this definition, “debt” means any Liability on a claim, and “claim” means (a) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (b) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

(126) “Straddle Period” shall have the meaning set forth in Section 7.7(a)(i) hereof.

(127) “Subsidiary” means, as to any Person, any Person (i) of which such first Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power or (ii) of which such first Person possesses the right to elect more than fifty percent (50%) of the directors or Persons holding similar positions.

(128) “Target Capital Expenditure Amount” shall have the meaning set forth in Section 7.1(c) hereof.

(129) “Target Regulatory Asset Amount” shall have the meaning set forth in Section 7.1(c) hereof.

(130) “Tax” means all taxes, charges, fees, duties (including custom duties), levies or other assessments, including all federal, state, local, foreign and other net income, gross income, gross receipts, net proceeds, ad valorem, alternative or add-on minimum tax, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, use, transfer, documentary, mortgage, registration, fuel, excess profits, occupational, windfall profits, license, payroll, environmental, capital stock, disability, severance, employees’ income withholding, other withholding, unemployment and social security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

(131) “Tax Audit” shall have the meaning set forth in Section 7.7(e) hereof.

(132) “Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information) supplied or required to be supplied to any authority with respect to Taxes and including any supplement or amendment thereof.

(133) “Termination Date” shall have the meaning set forth in Section 10.1(b) hereof.

(134) “Third Party Claim” shall have the meaning set forth in Section 9.3(a) hereof.

(135) “Title IV Plan” means any Company Benefit Plan that is subject to section 302 or Title IV of ERISA or section 412 of the Code.

(136) “Trademarks” shall have the meaning set forth in Section 1.1(77) hereof.

(137) “Transition Services Agreement” means the Transition Services Agreement between the Seller and the Buyer, in substantially the form attached as Exhibit B hereto.

(138) “Treasury Regulations” means the income tax regulations promulgated under the Code, as may be amended from time to time (including corresponding provisions of succeeding regulations and any temporary regulations).

(139) “Unaudited Financial Statements” shall have the meaning set forth in Section 5.4 hereof.

(140) “Working Capital” means the working capital of the Company, calculated in a manner consistent with Section 1.1(f) of the Seller Disclosure Schedules. For the avoidance of doubt, Working Capital may be a negative number.

(141) “Working Capital Adjustment Amount” means an amount equal to the difference between (i) the Working Capital of the Company as of the Closing Date and (ii) the Estimated Working Capital Amount. For the avoidance of doubt the Working Capital Adjustment Amount may be a negative number.

(142) “338(h)(10) Election” shall have the meaning set forth in Section 3.3(a) hereof.

Section 1.2 Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation apply:

(a)

Calculation of Time Period. When calculating the period of time before which, within which, or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.

(b)	Dollars. Any reference in this Agreement to “dollars” or “$” means U.S. dollars.

(c)	Exhibits and Schedules. Unless otherwise expressly indicated, any reference in this Agreement to an “Exhibit” or a “Schedule” refers to an Exhibit or Schedule to this Agreement. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein are defined as set forth in this Agreement.

(d)	Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections, and other subdivisions, and the insertion of headings are for convenience of reference only and do not affect, and will not be utilized in construing or interpreting, this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(e)	“Herein”. The words “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement (including the Schedules and Exhibits to this Agreement) as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(f)	“Including”. The word “including” or any variation thereof means “including, without limitation” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it.

(g)	Number. The meaning of defined terms in this Agreement applies to both the singular and the plural of those terms.

ARTICLE II

PURCHASE AND SALE

Section 2.1 The Sale. Subject to the terms and conditions of this Agreement, at the Closing, the Seller agrees to sell, convey, assign, transfer and deliver to the Buyer, and the Buyer agrees to purchase and accept from the Seller, all of the Seller’s rights, title and interest in and to the Shares.

ARTICLE III

PURCHASE PRICE

Section 3.1 Purchase Price. The purchase price for the Shares shall be the amount equal to the sum of (a) the Estimated Purchase Price and (b) the Adjustment Amount, as such amount may be modified pursuant to Section 3.2(b) (the “Purchase Price”).

Section 3.2 Purchase Price Adjustment.

(a)	Within sixty (60) days after the Closing, the Seller shall prepare and deliver to the Buyer a statement (the “Adjustment Statement”) which reflects (i) the Working Capital Adjustment Amount, (ii) the Capital Expenditure Adjustment Amount and (iii) the Regulatory Asset Adjustment Amount (the sum of such amounts as set forth on the Adjustment Statement shall be the “Adjustment Amount”). The items reflected in the Adjustment Amount shall be determined using the same principles, policies and methods as the Seller has used in connection with the determination of the Estimated Working Capital Amount and the components of the Estimated Adjustment Amount, as applicable. The Buyer agrees to cooperate with the Seller in connection with the preparation of the Adjustment Statement and related information, and shall provide to the Seller and the Seller’s Representatives such books, records, information, and access to the Company’s employees and properties, as may be reasonably requested from time to time by the Seller.

(b)

The Buyer may dispute the Adjustment Amount and the Adjustment Statement; provided, however, that the Buyer shall notify the Seller in writing of any disputed amounts, and provide a reasonably detailed description of the basis of such dispute, within forty-five (45) days after the Buyer’s receipt of the Adjustment Statement. In the event of a dispute with respect to the Adjustment Amount, the Buyer and the Seller shall attempt to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If the Buyer and the Seller are unable to reach a resolution of any such differences within thirty (30) days after the Seller’s receipt of the Buyer’s written notice of dispute, the Buyer and the Seller shall submit the amounts remaining in dispute for determination and resolution to the Independent Accounting Firm, which shall be instructed to determine and report to the parties, within thirty (30) days after such submission, a resolution of such remaining disputed amounts, and such resolution shall be final, binding and conclusive on the parties hereto with respect to the remaining amounts disputed. The fees, costs and expenses of the Independent Accounting Firm shall be allocated between the Buyer and the Seller so that the Buyer’s share of such fees, costs and expenses shall be in the same proportion that the aggregate amount of such remaining disputed amounts so submitted to the Independent Accounting Firm that is unsuccessfully disputed by the Buyer (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed amounts so submitted by the Buyer to the Independent Accounting Firm. For the avoidance of doubt, the Adjustment Amount shall be deemed to be modified to the extent of any changes thereto that become final, binding and conclusive on the parties based on mutual agreement or a determination of the Independent Accounting Firm in accordance with this Section 3.2(b).

(c)	Within five (5) Business Days after the date on which the Buyer’s written notice of dispute is required to be delivered to the Seller by the Buyer in accordance with Section 3.2(b), the Buyer shall pay to the Seller an amount equal to the sum of all undisputed portions of the Adjustment Amount reflected in the Adjustment Statement if the sum of such undisputed portions is a positive number. Within five (5) Business Days of the Seller’s receipt of the Buyer’s written notice of dispute in accordance with Section 3.2(b) or, if the Buyer does not deliver such written notice of dispute, within five (5) Business Days of the date on which such written notice of dispute would have been required to be delivered to the Seller by the Buyer in accordance with Section 3.2(b), the Seller shall pay to the Buyer an amount equal to the sum of all undisputed portions of the Adjustment Amount reflected in the Adjustment Statement if the sum of such undisputed portions is less than zero. If there is a dispute with respect to any amount on the Adjustment Statement, within five (5) Business Days after the final determination of all such disputed amounts in accordance with Section 3.2(b), the Buyer shall pay to the Seller an amount equal to the disputed portion of the Adjustment Amount as finally determined to be payable with respect to the Adjustment Statement in accordance with Section 3.2(b) if such amount is a positive number; provided, however, that if such finally determined portion is less than zero, then the Seller shall pay to the Buyer the amount by which such amount is less than zero. All payments made pursuant to this Section 3.2(c) shall be paid together with interest thereon for the period commencing on the Closing Date through the date of payment, calculated at the prime rate of Citibank, N.A. in effect on the Closing Date, in cash by wire transfer of immediately available funds.

Section 3.3 Section 338(h)(10) Elections.

(a)

The Seller and the Buyer shall make a timely election under Section 338(h)(10) of the Code (and any comparable elections under state and local law) with respect to the Company and the Seller and the Buyer shall cooperate with each other to take all actions necessary and appropriate (including filing such additional forms, returns, elections schedules and other documents as may be required) to effect and preserve a timely election, in accordance with the provisions of Treasury Regulation Section 1.338(h)(10)-1 (or any comparable provisions of state or local tax Law) (the “338(h)(10) Election”).

(b)	In connection with the 338(h)(10) Election, within sixty (60) days following the Closing, the Buyer shall provide to the Seller (i) a proposed determination of the “Aggregate Deemed Sales Price” and the “Adjusted Grossed Up Basis” (each as defined under applicable Treasury Regulations) with respect to the Company and (ii) a proposed allocation of each such Aggregate Deemed Sales Price and Adjusted Grossed Up Basis among the assets of the Company, which allocations shall be made in accordance with Section 338 of the Code and any applicable Treasury Regulations (the “Allocation Statement”). Within ten (10) days following such provision, the Seller shall have the right to object to the Allocation Statement, by written notice to the Buyer, and such written notice shall set forth the disputed item (or items) and the basis for its objection. If the Seller does not object by the written notice within such period, the Allocation Statement shall be deemed to have been accepted and agreed upon, and be final and conclusive, for all purposes of this Agreement. The parties hereto shall act in good faith to resolve any such dispute prior to the date on which the 338(h)(10) Election is required to be filed with the appropriate Tax authority. If the parties hereto cannot resolve any disputed item, the item in question shall be resolved by the Independent Accounting Firm as promptly as practicable. The fees and expenses of the Independent Accounting Firm shall be paid equally by the Seller and the Buyer (unless otherwise determined by the Independent Accounting Firm). The Seller and the Buyer, and their Affiliates, (A) shall be bound by the determinations and the Allocation Statement determined pursuant to this paragraph consistently therewith for purposes of determining any Taxes; (B) shall prepare and file all Tax Returns to be filed with any Tax authority in a manner consistent with the Allocation Statement and the 338(h)(10) Election; and (C) shall take no position inconsistent with the Allocation Statement or the 338(h)(10) Election in any Return, any proceeding before any Tax authority or otherwise. Neither the Seller nor the Buyer shall revoke or modify the 338(h)(10) Election. In the event that the Allocation Statement is disputed by any Tax authority, the party receiving notice of such dispute shall promptly notify and consult with the other party hereto concerning the resolution of such dispute.

(c)

The Seller and the Buyer shall cooperate in the preparation and timely filing of (i) Form 8023 with respect to the 338(h)(10) Election and any comparable state or local forms or reports, and (ii) to the extent permissible by Law, any corrections, amendments, or supplements (or additional forms or reports) thereto. To the extent necessary for the valid filing of any such corrections, amendments, supplements, forms, or reports, the Seller and the Buyer shall cooperate in the timely execution thereof. Any dispute between the parties hereto with respect to any documents to be filed under this Section 3.3 shall be resolved pursuant to the dispute resolution procedures of Section 3.3(b). In the event that the Allocation Statement is disputed by any Governmental Authority, the party receiving written notice of the dispute shall promptly notify the other party concerning such dispute. Neither the Seller nor the Buyer shall, or shall permit any Affiliate to, take any action to modify any of the forms or reports (including any corrections, amendments, or supplements thereto) that are required for the making of the 338(h)(10) Election or any comparable election under state or local Tax Law after their execution without the prior written consent of the Buyer or the Seller, as the case may be.

ARTICLE IV

THE CLOSING

Section 4.1 Time and Place of the Closing. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, at 10:00 a.m., local time, on the third (3rd) Business Day following the date on which all of the conditions to each party’s obligations hereunder have been satisfied or waived (other than conditions to be satisfied at the Closing), or at such other place or time as the parties may agree. The date and time at which the Closing actually occurs is hereinafter referred to as the “Closing Date.” The Closing shall be effective for all purposes as of 12:01 a.m. New York City time on the Closing Date.

Section 4.2 Payment of Purchase Price. At the Closing, the Buyer shall pay or cause to be paid to the Seller, in cash, a portion of the Purchase Price equal to the sum of (a) Eighty Three Million dollars ($83,000,000.00), less the amount of any Indebtedness of the Company as of Closing that is not taken into account in determining Working Capital, (b) the Estimated Working Capital Amount and (c) the Estimated Adjustment Amount (collectively, the “Estimated Purchase Price”), by wire transfer of immediately available funds to the account or accounts designated by the Seller prior to the Closing. The balance of the Purchase Price shall be paid as provided in Section 3.2.

Section 4.3 Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Buyer the following:

(a)	a certificate or certificates representing the Shares, duly and validly endorsed in favor of the Buyer or accompanied by a separate stock power duly and validly executed by the Seller or otherwise sufficient to vest in the Buyer good title to the Shares;

(b)	a certificate (the “Seller Closing Certificate”) from an authorized officer of the Seller, dated the Closing Date, to the effect that to the best of such officer’s knowledge, the conditions set forth in Sections 8.2(a) and 8.2(b) hereof have been satisfied;

(c)	a certificate of non-foreign status, duly executed and acknowledged, in form and substance reasonably satisfactory to the Buyer, pursuant to Section 1.1445 – 2(b)(2) of the Treasury Regulations;

(d)	the Transition Services Agreement, duly executed by the Seller;

(e)	the Site Agreement, duly executed by the Seller or an Affiliate of the Seller and the Company; and

(f)	such other agreements, documents, instruments and writings as are expressly required to be delivered by the Seller at or prior to the Closing Date pursuant to this Agreement.

Section 4.4 Deliveries by the Buyer. At the Closing, the Buyer shall deliver or cause to be delivered to the Seller the following:

(a)	the Estimated Purchase Price by wire transfer of immediately available funds;

(b)	a certificate from an authorized officer of the Buyer, dated the Closing Date, to the effect that, to the best of such officer’s knowledge, the conditions set forth in Sections 8.3(a) and 8.3(b) hereof have been satisfied;

(c)	the Transition Services Agreement, duly executed by the Company; and

(d)	such other agreements, documents, instruments and writings as are expressly required to be delivered by the Buyer at or prior to the Closing Date pursuant to this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer that, as of the date hereof and, giving effect to any updates to the Seller Disclosure Schedules made in accordance with Section 7.8, as of the Closing (except to the extent such representations and warranties are expressly made as of an earlier date):

Section 5.1 Organization; Qualification. The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of

New Hampshire and has all corporate power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Material Adverse Effect.

Section 5.2 Authority Relative to this Agreement. The Seller has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and, subject to the satisfaction of the closing conditions, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of the Seller and no other corporate proceedings on the part of the Seller are necessary to authorize this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements have been or, with respect to the Ancillary Agreements to be delivered at Closing, will be at Closing, duly and validly executed and delivered by the Seller, and assuming that this Agreement and the Ancillary Agreements constitute valid and binding agreements of the Buyer, constitute, or, with respect to the Ancillary Agreements to be delivered at Closing, will constitute at Closing, valid and binding agreements of the Seller, enforceable against the Seller in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

Section 5.3 Consents and Approvals; No Violation.

(a)

Except as set forth on Section 5.3(a) of the Seller Disclosure Schedules, and subject to obtaining the Required Approvals, neither the execution and delivery of this Agreement or any Ancillary Agreements by the Seller nor the sale of the Shares pursuant to this Agreement nor the consummation of the transactions contemplated hereby or thereby shall (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of the Seller or the Company; (ii) violate any Law, Permit or Governmental Order applicable to the Seller or the Company, which violation would have a Material Adverse Effect or materially impair or delay the ability of Seller to perform its obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby; or (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) or require any consent or notice under any of the terms, conditions or provisions of any Company Agreement or Permit, except for such defaults (or rights of termination, cancellation or acceleration) which would not, and such consents and notices the failure to receive or give would not, individually or in the aggregate, have a Material Adverse Effect or materially impair or delay the Seller’s ability to perform its obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby.

(b)	Except as set forth in Section 5.3(b) of the Seller Disclosure Schedules and except for (i) the filings required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act; (ii) any required approvals under the Federal Power Act; (iii) the CFIUS Approval and (iv) any required approvals of the NHPUC (the filings and approvals referred to in clauses (i) through (iv) above and set forth on Section 5.3(b) of the Seller Disclosure Schedules are collectively referred to as the “Seller Required Regulatory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by the Seller of the transactions contemplated by this Agreement, other than (A) such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect or materially impair or delay the Seller’s ability to perform its obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby and (B) those requirements which become applicable to the Seller as a result of the specific regulatory status of the Buyer (or any of its Affiliates) or as a result of any other facts that specifically relate to the business or activities in which the Buyer (or any of its Affiliates) is or proposes to be engaged.

Section 5.4 Financial Statements. The Seller has delivered to the Buyer true and complete copies of (a) the audited balance sheets of the Company for each of the fiscal years ending March 31, 2008, March 31, 2009 and March 31, 2010 and the related audited statements of income and audited statements of cash flows for the fiscal years then ended together with the notes thereto (collectively, the “Audited Financial Statements”) and (b) the unaudited balance sheet of the Company for the fiscal quarter ended June 30, 2010 and the related unaudited statement of income for the fiscal quarter then ended (collectively, the “Unaudited Financial Statements,” and together with the Audited Financial Statements, the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with GAAP, applied on a consistent basis during the period involved (except as may be stated in the notes thereto) and fairly present, in all material respects, the financial position and the results of operations and cash flows of the Company, as of the times and for the periods referred to therein (subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments).

Section 5.5 Absence of Certain Changes or Events; Undisclosed Liabilities.

(a)	Except as set forth on Section 5.5(a) of the Seller Disclosure Schedules, and except as otherwise contemplated by this Agreement, since March 31,

2010 to the date of this Agreement there has not been any Material Adverse Effect.

(b)	As of the date of this Agreement, the Company has no Liabilities of any nature, except those which (i) are accrued or reserved against in the Audited Financial Statements; (ii) were incurred in the ordinary course of business; (iii) would not have, individually or in the aggregate, a Material Adverse Effect; (iv) are of a nature not required to be reflected in the Audited Financial Statements; or (v) are set forth in the Seller Disclosure Schedules.

(c)	No material personal property owned by the Company is subject to any Encumbrance.

Section 5.6 Capitalization.

(a)	The authorized shares of capital stock of the Company consists of 60,400 shares of common stock, par value $100.00 per share (the “Shares”), of which 60,400 shares are issued and outstanding. The Shares are held of record by the Seller, free and clear of any Encumbrances. The Shares have been duly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. There are no options, warrants, calls, rights, commitments or agreements of any character to which the Seller or the Company is a party or by which they are bound obligating the Seller or the Company to issue, deliver or sell, pledge, grant a security interest on or encumber or cause to be issued, delivered or sold, pledged or encumbered or a security interest to be granted on, any equity interests of the Company and there are no commitments or agreements obligating the Seller or the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(b)	The Company does not have any Subsidiaries or any ownership interests or other investments in any Person.

Section 5.7 Real Property.

(a)

Section 5.7(a)(i) of the Seller Disclosure Schedules sets forth a list of all real property owned by the Company in fee, except for real property the ownership or absence of which would not, individually or in the aggregate, have a Material Adverse Effect (the “Real Property”). Except as set forth in Section 5.7(a)(ii) of the Seller Disclosure Schedules, the Company has title in fee simple, free and clear of Encumbrances, to all of the Real Property. Except as set forth in Section 5.7(a)(iii) of the Seller Disclosure Schedules, with respect to each such parcel of Real Property, (i) there are no written leases or material agreements, understandings or options granting any Person (other than the Company) the right of use or occupancy of any portion of such parcel and (ii) there are no outstanding rights of first refusal, rights of first offer or options to purchase such parcel in fee.

(b)	Section 5.7(b)(i) of the Seller Disclosure Schedules sets forth a list of all of the leases and subleases pursuant to which the Company holds a leasehold or subleasehold estate, except for those leasehold or subleasehold estates, the existence or absence of which would not, individually or in the aggregate, have a Material Adverse Effect (the “Company Leases”) and each leased or subleased parcel of real property in which the Company is a tenant, subtenant or occupant thereunder (the “Leased Real Property”). Except as set forth in Section 5.7(b)(ii) of the Seller Disclosure Schedules, (i) each Company Lease (A) constitutes a valid and binding obligation of the Company and, to the Knowledge of the Seller, each other party thereto and (B) assuming such Company Lease is a valid and binding obligation of, and enforceable against, the other parties thereto, is enforceable against the Company, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity and (ii) neither the Company nor, to the Knowledge of the Seller, any other party thereto is in breach or default under any Company Lease, except, in each case, where such failure to be so valid, binding and enforceable, or such breach or default, would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.8 Environmental Matters.

(a)	Except as set forth on Section 5.8 of the Seller Disclosure Schedules or as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)	To the Knowledge of the Seller, the Company holds and is in compliance with, and for the prior two (2) years has held and has been in compliance with, all Environmental Permits required for it to operate its business under applicable Environmental Laws and such Environmental Permits are set forth on Section 5.8(a)(i) of the Seller Disclosure Schedules. All of such Environmental Permits are in effect and no appeal or other action is pending or, to the Knowledge of Seller, threatened to revoke any such Environmental Permits. To the Knowledge of Seller, the Company is and for the prior two (2) years has been otherwise in compliance with all applicable Environmental Laws.

(ii)	The Company has not received any written notice of, and to the Knowledge of Seller there are not threatened, any actions, causes of action, suits, claims, investigations, enforcement, proceedings, demands or notices by any Person, third party or Governmental Authority alleging liability under or non-compliance with any Environmental Law, except with respect to matters that have been fully resolved with no further obligations on the part of the Company.

(iii)	To the Knowledge of the Seller, there has been no Release of a Hazardous Substance at any property currently owned or operated by the Company or at any other property for which the Company, to the Knowledge of the Seller, otherwise may have any Liability.

(iv)	The Company has not entered into or agreed to any consent decree or order, and is not subject to any Governmental Order relating to compliance with any Environmental Law or to the investigation or cleanup of Hazardous Substances under any Environmental Law.

(b)	The representations and warranties made in this Section 5.8 are the Seller’s exclusive representations and warranties relating to environmental matters.

Section 5.9 Labor Matters.

(a)	Section 5.9(a) of the Seller Disclosure Schedules sets forth all collective bargaining agreements between the Company, the Seller or any of Seller’s Affiliates, on one hand, and any labor union representing any Represented Employees, on the other hand (collectively, the “Collective Bargaining Agreements”). Other than the Represented Employees, no employee of the Company or Corporate Employee is represented by any labor union.

(b)

With respect to the Represented Employees, except to the extent set forth on Section 5.9(b) of the Seller Disclosure Schedules and except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect: (i) to the Seller’s Knowledge, the Company is, and for the prior two (2) years has been, in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and all Collective Bargaining Agreements; (ii) the Company has not received written notice of any unfair labor practice complaint against the Company pending before the National Labor Relations Board; (iii) there is no labor strike, slowdown or stoppage actually pending or threatened in writing against the Company; (iv) the Company has not received written notice that any representation petition respecting the employees of the Company has been filed with the National Labor Relations Board (other than with respect to the Represented Employees); and (v) no arbitration proceeding arising out of or under any Collective Bargaining Agreement is pending or threatened in writing against the Company.

Section 5.10 ERISA; Benefit Plans.

(a)	Section 5.10(a) of the Seller Disclosure Schedules contains a list of each material Benefit Plan.

(b)	With respect to the Benefit Plans (other than “multiemployer plans,” as defined in section 3(37) of ERISA), the Seller has delivered to the Buyer complete and accurate copies of the Benefit Plans and any amendments thereto, any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code and the most recent determination letter received from the Internal Revenue Service with respect to the Benefit Plans intended to qualify under section 401 of the Code, and the most recent Form 5500 (with all attachments and schedules thereto) and actuarial valuation reports, if any.

(c)	To the Knowledge of the Seller, the Company Benefit Plans have been operated and administered in all respects in accordance with their terms and applicable Law, including ERISA and the Code, except where noncompliance would not, individually or in the aggregate, have a Material Adverse Effect. All contributions required to be made to or with respect to any Company Benefit Plan have been timely made or properly accrued.

(d)	Each Company Benefit Plan intended to be “qualified” within the meaning of section 401(a) of the Code has received a determination letter from the Internal Revenue Service to the effect that it is so qualified and, to the Knowledge of the Seller, nothing has occurred since the date of such letter that could reasonably be expected to result in the revocation of such letter.

(e)

No material liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation. No Title IV Plan or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each such Benefit Plan ended prior to the Closing Date. There has been no “reportable event” (as such term is defined in Section 4043(c) of ERISA) other than reportable events for which notice is waived under applicable regulations other than a reportable event that could not reasonably be expected to result in a material liability of the Company. No Title IV Plan is a “multiemployer pension plan,” nor is any Title IV Plan a plan described in section 4063(a) of ERISA.

(f)	There are no pending or, to the Knowledge of the Seller, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits), that would result in a material liability of the Company.

(g)	Each Company Benefit Plan may be amended or terminated at any time without liability (other than for claims incurred to the date of termination and for benefits accrued to the date of termination under any pension plan), subject to applicable collective bargaining law.

(h)	Neither the Seller, the Company, any Benefit Plan nor any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) have engaged in any transactions with respect to any Benefit Plan that could subject the Company to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

Section 5.11 Certain Contracts and Arrangements.

(a)	Except for (i) the agreements set forth on Section 5.11(a) of the Seller Disclosure Schedules (the “Company Agreements”); (ii) contracts, agreements, personal property leases, commitments, understandings or instruments which shall expire prior to the Closing Date; (iii) agreements with suppliers entered into in the ordinary course of business that individually involve annual payment obligations of less than $500,000; (iv) contracts, agreements, personal property leases, commitments, understandings or instruments with an aggregate value less than $500,000; and (v) any agreements which the Company may enter into after the date hereof in compliance with Section 7.1(b)(ix), the Company is not a party to any contract, agreement, personal property lease, commitment, understanding or instrument which imposes on the Company any material obligation or restriction or that, disregarding the foregoing clause (ii), is material to its business or operations.

(b)	Except as set forth on Section 5.11(b) of the Seller Disclosure Schedules, each Company Agreement constitutes a valid and binding obligation of the Company and, to the Knowledge of the Seller, each other party thereto, and is in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect.

(c)	Except as set forth on Section 5.11(c) of the Seller Disclosure Schedules, no event has occurred which, with notice or lapse of time or both, would constitute a breach or default on the part of the Company under any of the Company Agreements, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(d)	The Seller has made available to the Buyer copies of all Company Agreements, including all amendments and modifications thereto, and such copies are true and correct in all material respects.

(e)	Except as set forth on Section 5.11(e) of the Seller Disclosure Schedules, the Company is not a party to, or otherwise bound by, any contract, agreement, or understanding pursuant to which the consummation of the transactions contemplated hereby (alone or in conjunction with the satisfaction of any other condition) will require any “change in control” or similar payment by the Company, or will give rise to a right of any Person to purchase any property or asset of the Company.

(f)	All Company Agreements entered into or otherwise utilized by the Company for the purchase, supply, transmission, transportation and delivery of power or other energy commodities, or for the management of price or other risks associated therewith, (i) have been approved by or otherwise satisfy all requirements of the NHPUC and (ii) except as set forth on Section 5.11(f) of the Seller Disclosure Schedules, were entered into in the name of the Company or otherwise are (and following the Closing will be) directly enforceable by the Company.

Section 5.12 Legal Proceedings, etc. Except as set forth on Section 5.12 of the Seller Disclosure Schedules, there are no claims, actions, proceedings or investigations pending or, to the Knowledge of the Seller, threatened against the Company by or before any Governmental Authority, which would, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Section 5.12 of the Seller Disclosure Schedules, the Company is not subject to any outstanding Governmental Order which would, individually or in the aggregate, have a Material Adverse Effect.

Section 5.13 Permits; Compliance with Laws.

(a)

The Company has all permits, licenses and other governmental authorizations, consents and approvals, other than Environmental Permits (which are subject to the representations and warranties set forth in Section 5.8(a)(i)), necessary to operate its business as presently operated (collectively, “Permits”), except where the failure to have such Permits would not, individually or in the aggregate, have a Material Adverse Effect. The material Permits held by the Company, other than the Environmental Permits (which are set forth on Section 5.8(a)(i) of the

Seller Disclosure Schedules), are set forth on Section 5.13(a) of the Seller Disclosure Schedules.

(b)	Except as set forth on Section 5.13(b) of the Seller Disclosure Schedules, the Company has not received any written notification that it is in violation of any Permit set forth on Section 5.13(a) of the Seller Disclosure Schedules, or any Law applicable to the Company, except for notifications of violations which would not, individually or in the aggregate, have a Material Adverse Effect. The Company is and, to the Knowledge of the Seller, for the prior two (2) years has been in compliance with all Permits set forth on Section 5.13(a) of the Seller Disclosure Schedules and Laws applicable to the Company, except for violations which would not, individually or in the aggregate, have a Material Adverse Effect. All Permits set forth on Section 5.13(a) of the Seller Disclosure Schedules are in effect and no appeal or other action is pending or threatened in writing to revoke or modify any of such Permits, except such failures to be in effect and such appeals or other actions which would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.14 Regulation as a Utility. The Company is subject to regulation as a public utility or public service company (or similar designation) only by the state of New Hampshire and by the United States, pursuant to the Federal Power Act.

Section 5.15 Taxes.

(a)	Except as set forth on Section 5.15 of the Seller Disclosure Schedules, neither the Company nor any of its Affiliates have received any written notice of any audit, examination, proceeding, deficiency or assessment from any taxing authority with respect to liabilities for material Taxes of the Company, which have not been fully paid or finally settled. Except as set forth on Section 5.15 of the Seller Disclosure Schedules, there are no outstanding agreements or waivers extending the applicable statutory periods of limitation with respect to any material Taxes of the Company.

(b)

All material Tax Returns of or that include the Company required to be filed have been prepared and duly and timely filed (taking into account any extension of time within which to file) in the manner prescribed by applicable Law, and all such Tax Returns are true, correct and complete in all material respects. All material Tax liabilities of or relating to the Company (including all material Taxes that the Company is obligated to withhold from amounts owing to any Person) have been paid in the manner and time required by Law. The Company Financial Statements reflect an adequate reserve in accordance with GAAP for the payment of current Tax liabilities for which payment is not yet due, except with respect to material Taxes that are being contested in good faith as described on Section 5.15 of the Seller Disclosure Schedules.

(c)	The Company is a member of the affiliated group (as such term is defined pursuant to Section 1504 of the Code) of which National Grid Holdings Inc. is the common parent that files its federal income Tax Returns on a consolidated basis (the “Seller Consolidated Group”) and is not a member of any other group filing Tax Returns on a combined, consolidated, unitary or similar basis other than the combined New Hampshire Tax Return filed by the common parent, National Grid Holdings Inc. Except with respect to liability imposed on the Company pursuant to Treasury Regulation Section 1.1502-6 as a member of the Seller Consolidated Group, the Company has no material liability for any Taxes of any other Person, as a transferee or successor or otherwise.

(d)	The Company does not own any property that is: (i) tax-exempt use property within the meaning of Section 168(h) of the Code; (ii) described in Section 168(f)(8) of the Code as in effect prior to its amendment by the Tax Reform Act of 1986; (iii) tax-exempt bond financed property within the meaning of Section 168(g) of the Code; (iv) “limited use property” within the meaning of Revenue Procedure 2001-28, 2001 C.B. 1156; or (v) subject to any provision of state, local or foreign law comparable to any of the preceding provisions.

(e)	The Company will not be required, as a result of a change in accounting method for any Pre-Closing Period or as a result of any closing agreement, to include any material item of income in, or exclude any material item of deduction from, a Tax Return for any Post-Closing Period. The Company has not made since January 1, 2009, is not obligated to make, and is not a party to any agreement that could reasonably be expected to obligate it to make (upon the satisfaction of any condition or otherwise) any material payment that is likely not to be deductible under Sections 162(m) or 280G of the Code.

(f)	None of the Company, the Seller, or any Affiliate thereof with respect to the Company has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) in any tax year for which the statute of limitations has not expired.

Section 5.16 Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, or as set forth on Section 5.16 of the Seller Disclosure Schedules, (a) to the Seller’s Knowledge, the conduct of the business of the Company as currently conducted does not infringe, misappropriate or otherwise violate any third Person’s Intellectual Property, (b) there is no claim alleging any such infringement, misappropriation or other violation pending or, to the Seller’s Knowledge, threatened in writing against the Company and (c) to the Seller’s

Knowledge, no third Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company and used in its business as currently conducted, and no claims alleging any such infringement, misappropriation or other violation are pending or threatened in writing against any third Person by the Company.

Section 5.17 Insurance. Except as set forth on Section 5.17 of the Seller Disclosure Schedules, as of the date of this Agreement, all Company Insurance Policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of this Agreement have been paid, and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation.

Section 5.18 Reports. Since January 1, 2007, the Company has filed or caused to be filed with all regulatory authorities having jurisdiction over the Company, including FERC and NHPUC, all material forms, statements, reports and documents required to be filed with respect to the operation of its business under applicable state and federal Law and the rules and regulations thereunder, or pursuant to any agreement therewith or rules and regulations thereof, each of which complied in all material respects with all applicable requirements of such act, rules and regulations, or agreement, in each case in effect on the date each such report was filed. To the Knowledge of the Seller, the net amount of assets reflected on the NHPUC F-1 Supplemental Quarterly Financial and Sales Information for the third calendar quarter of 2010 (the “NHPUC Third Quarter F-1”) would be eligible for inclusion in the Company’s rate base as of the date of filing of such NHPUC Third Quarter F-1.

Section 5.19 No Broker Fees or Commissions. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee from the Seller or any of its Affiliates (including the Company) in connection with any of the transactions contemplated by this Agreement, except for UBS Securities LLC, whose fees shall be paid by the Seller or its Affiliates (other than the Company).

Section 5.20 Affiliate Arrangements. Section 5.20 of the Seller Disclosure Schedules sets forth a list of each written contract and a description of all other material business arrangements between the Company and any of its Affiliates. Except as set forth on Section 5.20 of the Seller Disclosure Schedules:

(a)	The Company has not guaranteed or otherwise undertaken or assumed liability for, and no assets of any Company are subject to any Encumbrance securing, any obligations of any Affiliate of the Company.

(b)	No Affiliate of the Company has guaranteed or otherwise assumed liability for, or granted any Encumbrance securing or posted collateral or other support for, any obligation of the Company.

(c)

No Affiliate of the Company owns or otherwise holds any interest in (i) any properties or assets that are reflected in the Company Financial Statements or taken into account in determining the Company’s rate base;

or (ii) except for assets utilized by Affiliates of the Company in providing services described on Section 5.20 of the Seller Disclosure Schedules, any properties, assets, or Contracts utilized by the Company.

Section 5.21 Limitation on Representations and Warranties. Except for the representations and warranties contained in this Article V, neither the Seller, nor any of its Affiliates, nor any of their respective Representatives makes or has made any representation or warranty, either express or implied, concerning the Shares or the business, finances, operations, assets, liabilities, prospects or any other aspect of the Company and all other representations and warranties, whether express or implied, including any representations or warranties made in the Confidential Information Memorandum, are disclaimed by the Seller on behalf of itself, the Company and their respective Affiliates and Representatives.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that, as of the date hereof and as of the Closing (except to the extent such representations and warranties are expressly made as of an earlier date):

Section 6.1 Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all corporate power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted.

Section 6.2 Authority Relative to this Agreement. The Buyer has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and, subject to the satisfaction of the closing conditions, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of the Buyer and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements have been, or, with respect to the Ancillary Agreements to be delivered at Closing, will be at Closing, duly and validly executed and delivered by the Buyer, and assuming that this Agreement and the Ancillary Agreements constitute valid and binding agreements of the Seller, constitute, or, with respect to the Ancillary Agreements to be delivered at Closing, will constitute at Closing, valid and binding agreements of the Buyer, enforceable against the Buyer in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

Section 6.3 Consents and Approvals; No Violation.

(a)	Subject to obtaining the Required Approvals, neither the execution and delivery of this Agreement or any Ancillary Agreement by the Buyer nor the purchase of the Shares pursuant to this Agreement nor the consummation of the transactions contemplated hereby or thereby shall (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of the Buyer; (ii) violate any Law, Permit or Governmental Order applicable to the Buyer, which violation would materially impair or delay the Buyer’s ability to perform its obligations under this Agreement or any Ancillary Agreement or consummate the transactions contemplated hereby or thereby; or (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) or require any consent or notice under any of the terms, conditions or provisions of any note, bond, mortgage, lease, indenture, license, contract, agreement or other instrument or obligation to which the Buyer or any of its Subsidiaries is a party or by which any of their respective assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) which would not, individually or in the aggregate, materially impair or delay the Buyer’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

(b)	Except for (i) the filings required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act; (ii) any required approvals under the Federal Power Act; (iii) the CFIUS Approval and (iv) any required approvals of the NHPUC (the filings and approvals referred to in clauses (i) through (iv) above are collectively referred to as the “Buyer Required Regulatory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by the Buyer of the transactions contemplated by this Agreement, other than those declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, would not, individually or in the aggregate, materially impair or delay the Buyer’s ability to perform its obligations under this Agreement or any Ancillary Agreement or consummate the transactions contemplated hereby or thereby.

(c)	To the actual knowledge of the Buyer, there are no conditions relating to the Buyer or its Affiliates in existence which, in the good faith judgment of the Buyer, could reasonably be expected to delay or impede satisfaction of the conditions specified in Section 8.2(c) or Section 8.3(c).

Section 6.4 Regulation as a Utility. The Buyer is not subject to regulation as a public utility or public service company (or similar designation) by the United States, any state of the United States, any foreign country or any municipality or any political subdivision of the foregoing.

Section 6.5 Legal Proceedings. There are no claims, actions, proceedings or investigations pending or, to the knowledge of the Buyer, threatened against the Buyer by or before any Governmental Authority, which would, individually or in the aggregate, materially impair or delay the Buyer’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement. The Buyer is not subject to any outstanding Governmental Order which would, individually or in the aggregate, materially impair or delay the Buyer’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

Section 6.6 Availability of Funds. The Buyer (a) at the Closing will have sufficient internal funds and financing arrangements available to pay the Purchase Price and any fees, costs and expenses incurred by the Buyer in connection with the transactions contemplated by this Agreement; (b) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its other obligations hereunder; and (c) has not incurred, and prior to the Closing will not incur, any obligation, commitment, restriction, or Liability of any kind, which would impair or adversely affect such resources and capabilities.

Section 6.7 Acquisition of Shares for Investment; Ability to Evaluate and Bear Risk.

(a)	The Buyer is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act. The Buyer is acquiring the Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Shares. The Buyer acknowledges that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under such act and such Laws.

(b)	The Buyer is able to bear the economic risk of holding the Shares for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Shares.

Section 6.8 Investigation by the Buyer; No Knowledge of Breach. The Buyer has performed all due diligence that it has deemed necessary to perform concerning the Company in connection with its decision to enter into this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby and acknowledges that the Buyer and the Buyer’s Representatives have been provided access to the personnel, properties, premises and records of the Company for such purpose. In entering into this Agreement, the Buyer has relied solely upon its own investigation and analysis, and the Buyer:

(a)

acknowledges that none of the Seller or any of its Affiliates or any of their respective shareholders, Affiliates or Representatives makes or has made any representation or warranty, either express or implied, as to the accuracy of completeness of any of the information provided or made available to the Buyer or the Buyer’s Representatives, except that the foregoing limitations shall not apply with respect to the Seller to the specific representations and warranties set forth in Article V of this Agreement, but always subject to the limitations and restrictions contained herein;

(b)	agrees, to the fullest extent permitted by applicable Law, that none of the Seller or any of its Affiliates or any of their respective shareholders, Affiliates or Representatives shall have any liability or responsibility whatsoever to the Buyer on any basis based upon any information provided or made available, or statements made, to the Buyer or the Buyer’s Representatives (including any forecasts or projected information), except that the foregoing limitations shall not apply with respect to the Seller to the extent the Seller has liability for indemnification pursuant to Article IX for the breach of the specific representations and warranties set forth in Article V of this Agreement, but always subject to the limitations and restrictions contained herein;

(c)	acknowledges that, except as expressly set forth in this Agreement, there are no representations or warranties of any kind, express or implied, with respect to the Company; and

(d)	without making specific inquiry into any matter, represents that it has no actual knowledge (it being understood that the presence of a document in the Electronic Data Room shall not, in and of itself, be deemed to impute knowledge to the Buyer) of a breach of or inaccuracy in any representation, warranty, covenant or agreement contained in this Agreement or the Ancillary Agreements; provided, that it shall not be a breach of this Section 6.8(d) to the extent the Buyer learns of any such breach or inaccuracy after the date hereof and promptly provides the Seller written notice of such breach or inaccuracy.

Section 6.9 Solvency. Each of the Buyer and the Company will be Solvent following the Closing, after giving effect to the transactions contemplated by this Agreement and the incurrence of any financings in connection therewith.

Section 6.10 No Broker Fees or Commissions. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee from the Buyer or any of its Affiliates in connection with any of the transactions contemplated by this Agreement, except for Macquarie Capital Markets Canada Ltd, whose fees shall be paid by the Buyer.

ARTICLE VII

COVENANTS OF THE PARTIES

Section 7.1 Conduct of Business of the Company.

(a)	Except (i) as contemplated by this Agreement; (ii) for actions approved by the Buyer in writing (which approval shall not be unreasonably withheld, conditioned or delayed); (iii) as required by applicable Law or any Governmental Order; (iv) in connection with necessary repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matters; or (v) as set forth on Section 7.1 of the Seller Disclosure Schedules, during the period from the date of this Agreement to the Closing Date, the Seller shall cause the Company to operate and maintain its business according to its ordinary and usual course of business consistent with Good Utility Practice, unless the Buyer and the Seller shall agree otherwise.

(b)	Except (i) as contemplated by this Agreement; (ii) for actions approved by the Buyer in writing (which approval shall not be unreasonably withheld, conditioned or delayed); (iii) as required by applicable Law or any Governmental Order; (iv) in connection with necessary repairs due to breakdown or casualty or other actions taken in response to a business emergency or other unforeseen operational matters; or (v) as set forth on Section 7.1 of the Seller Disclosure Schedules during the period from the date of this Agreement to the Closing Date, the Seller shall cause the Company not to (and, with respect to Corporate Employees, shall not and shall cause its Affiliates not to):

(i)	(A) amend its organizational documents, other than amendments which are ministerial in nature or otherwise immaterial; (B) split, combine or reclassify its outstanding Shares; (C) declare, set aside or pay any distribution payable in stock or property in respect of any Shares; or (D) repurchase, redeem or otherwise acquire any of its Shares, or any securities convertible into or exchangeable or exercisable for any of such Shares;

(ii)	issue, sell, encumber or dispose of any Shares or other equity interest in the Company or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any Shares or other equity interest in the Company;

(iii)	incur any Indebtedness except for Indebtedness under the Money Pool Agreement;

(iv)	(A) except as permitted under Section 7.1(b)(viii), make any acquisition of, or investment in, the assets of any other Person, other than in an amount not to exceed $500,000 in the aggregate or (B) acquire the stock of or other equity interest in, or substantially all of the assets of, or merge with, any other Person;

(v)	sell, lease, license, encumber or otherwise dispose of any of its assets, other than (A) in an amount not to exceed $500,000 in the aggregate; (B) any assets that are in a state of obsolescence; or (C) pursuant to and as required by Company Agreements that are in effect on the date hereof;

(vi)	terminate, establish, adopt, enter into, make any new grants or awards of equity-based compensation or other benefits under, amend or otherwise materially modify any Benefit Plan or increase the salary, wage, bonus or other compensation of any Company Employee or Corporate Employee except (A) for grants or awards under any existing Benefit Plan in such amounts and on such terms as are consistent with past practice or (B) for actions necessary to satisfy existing contractual obligations under any Benefit Plan or Collective Bargaining Agreement existing as of the date hereof or to comply with applicable Law;

(vii)	change any material financial or Tax accounting methods, policies, practices or positions, make or change any material Tax elections, or write-down or otherwise recognize any impairment of any assets of the Company used in the calculation of the Company’s rate base, except as required by GAAP, applicable FERC accounting standards, or applicable Law; or settle any audit or other proceeding relating to Taxes of the Company that could reasonably be expected to have a significant adverse effect on the Company following Closing;

(viii)	make any capital expenditures, other than (A) the capital expenditures set forth on Section 7.1(b)(viii) of the Seller Disclosure Schedules; (B) any other capital expenditure consistent with Good Utility Practices, which expenditures shall not exceed $2,000,000 in the aggregate per year; or (C) any unscheduled capital expenditures that are required in order to comply with an applicable Law or regulatory requirement;

(ix)

(A) assign, relinquish any material rights under, or amend in any material respect any of the Company Agreements, or (B) enter into any agreement that would be required to be set forth on Section 5.11(a) of the Seller Disclosure Schedules other than, in the ordinary course of business consistent with past practice, power and commodity supply, transmission and transportation agreements and capital expenditure obligations permitted by Section 7.1(b)(viii);

(x)	enter into, adopt or amend in any material respect any employment, retention, change of control, severance or termination pay agreement, plan or arrangement for any Company Employee or Corporate Employee, other than retention agreements the cost of which will be paid solely by the Seller (and not by the Company); or

(xi)	enter into any contract, agreement, commitment or arrangement, whether written or oral, with respect to any of the transactions set forth in the foregoing paragraphs (i) through (x).

(c)	At Closing (i) the Capital Expenditure Amount shall be at least equal to the sum of (A) $8,600,000.00 (“FY2011 Capital Expenditure Amount”) and (B) the product of (1) $25,753.43 and (2) the number of days which shall have elapsed between April 1, 2011 and the Closing Date (together with the FY2011 Capital Expenditure Amount, the “Target Capital Expenditure Amount”) and (ii) the Regulatory Asset Amount shall be at least equal to $3,880,336.00 (the “Target Regulatory Asset Amount”). Notwithstanding any other provision of this Agreement, the parties agree that any failure of the Seller or the Company to satisfy the foregoing shall be cured for all purposes (including Section 8.2(a)) by an equitable adjustment to the Purchase Price at Closing in accordance with Article III.

Section 7.2 Access to Information.

(a)

Between the date of this Agreement and the Closing Date, the Seller shall, during ordinary business hours and upon reasonable notice, cause the Company to (i) give the Buyer and the Buyer’s Representatives reasonable access to all of its books, records, plants, offices and other facilities and properties to which the Buyer is permitted access by Law and permit the Buyer to make such reasonable inspections thereof as the Buyer may reasonably request; (ii) cause its officers and advisors to furnish the Buyer with such operating data and other information as the Buyer may from time to time reasonably request; and (iii) cause its officers and advisors to furnish the Buyer a copy of each material report, schedule or other document filed or received by them with or from the NHPUC or FERC; provided, however, that (A) any such access and inspections shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of the Company or any on-going proceeding before any Governmental Authority; (B) the Buyer will indemnify and hold harmless the Seller, its Affiliates and their respective Representatives from and against any costs, damages, losses, expenses or other Liabilities incurred by the Seller, its Affiliates or their respective Representatives, including the Company, resulting from any action of the Buyer or the Buyer’s Representatives while present at the Company or any of its premises to which the Buyer is granted access hereunder (including restoring any such premises to the condition substantially equivalent to the condition such premises were in prior to any such investigation); (C) the Seller shall not be required to cause the Company to take any action which would constitute or result in a waiver of the attorney-client privilege; and (D) the Seller shall not be required to cause the Company to supply the Buyer with any information which the Seller or the Company is under a legal obligation not to supply. Notwithstanding anything in this Section 7.2(a) to the contrary, (1) the Buyer will not have access to personnel and medical records if such access could, in the Seller’s good faith judgment, subject the Seller or the Company to risk of Liability or otherwise violate the Health Insurance Portability and Accountability Act of 1996 and (2) any investigation of environmental matters by or on behalf of the Buyer will be limited to visual inspections and site visits and the Buyer will not have the right to perform or conduct any sampling or testing at, in, on, or underneath any of the facilities or properties of the Company.

(b)	All information furnished to or obtained by the Buyer and the Buyer’s Representatives pursuant to this Section 7.2 shall be subject to the provisions of the Confidentiality Agreement and shall be treated as “Evaluation Material” (as defined in the Confidentiality Agreement).

(c)	For a period of seven (7) years after the Closing Date, the Seller and the Seller’s Representatives shall have reasonable access to all of the books and records of the Company containing information relating to the period prior to the Closing to the extent that such access may reasonably be required by the Seller in connection with matters relating to or affected by the operation of the Company prior to the Closing Date. Such access shall be afforded by the Buyer upon receipt of reasonable advance notice and during normal business hours. If the Buyer shall desire to dispose of any such books and records prior to the expiration of such seven (7)-year period, the Buyer shall, prior to such disposition, give the Seller a reasonable opportunity, at the Seller’s expense, to segregate and remove such books and records as the Seller may select.

Section 7.3 Expenses. Except for (a) the fee payable in connection with the filing required by the HSR Act, which shall be the sole liability of the Buyer and (b) as set forth in Section 3.2(b), Section 7.7(g), Section 7.17(a) or Section 9.3(b), all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including costs of consultants and Representatives) shall be borne by the party incurring such costs and expenses.

Section 7.4 Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto shall use all commercially reasonable efforts (which shall not include the payment by the Buyer, the Seller or the Company of any amounts or the reduction of amounts owed to the Seller or the Company in connection with obtaining any consent required by this Agreement) to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement. Except with the prior written consent of the Buyer, the Seller shall cause the Company not to incur any obligation or restriction to be performed or observed by the Company following the Closing in connection with obtaining any consent or approval required in connection with the transactions contemplated by this Agreement, other than current liabilities to be deducted in determining Working Capital at Closing.

Section 7.5 Public Statements. The Seller and the Buyer shall consult with each other prior to issuing any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated by this Agreement and neither the Seller nor the Buyer shall issue any such public announcement, statement or other disclosure without having first received the written consent of the other party, which consent will not be unreasonably withheld, conditioned or delayed, except as may be required by applicable Law. Each party shall cause its Affiliates to comply with the restrictions set forth in this Section 7.5.

Section 7.6 Regulatory Matters.

(a)	Regulatory Filings.

(i)	HSR Filings. Notwithstanding anything in Section 7.6(b) to the contrary, reasonably promptly after the date hereof, the Seller and the Buyer shall file or cause to be filed with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”) any notifications required to be filed under the HSR Act, and the rules and regulations promulgated thereunder with respect to the transactions contemplated by this Agreement.

(ii)	CFIUS Filing. The Seller acknowledges that after execution of this Agreement, the Buyer may inform CFIUS of the transactions contemplated by this Agreement. The Buyer and the Seller shall, as soon as practicable, but in any event no later than February 21, 2011, make all filings and submissions contemplated to be made or effected by them pursuant to the Exon-Florio Amendment.

(b)	Regulatory Approvals.

(i)

The Seller and the Buyer shall cooperate and prepare and file as soon as practicable, but in any event no later than February 21, 2011, all necessary documentation to effect all necessary applications, notices, petitions, filings and other documents, and to use reasonable best efforts to obtain, all permits, licenses, and other governmental authorizations, consents and approvals necessary or advisable to obtain the Required Approvals. The Seller and the Buyer further agree to use reasonable best efforts (i) to take any action, make any undertaking or receive any clearance or approval required by any Governmental Authority or applicable Law and (ii) to satisfy any conditions imposed by any Governmental Authority in all Final Orders. The Seller and the Buyer shall respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation. The Seller and the Buyer shall use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition, or trade or energy regulation Law (including (A) the Federal Power Act, as amended, and FERC’s regulations thereunder, (B) the regulations set forth by the NHPUC and (C) the HSR Act) that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing Date to occur as soon as reasonably possible. The steps involved in the preceding sentence shall include, subject to the limitations described below, proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Buyer or its Affiliates (including their respective Subsidiaries) or agreeing to such limitations on its or their conduct or actions as may be required in order to obtain the Required Approvals as soon as reasonably possible, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing Date, and defending through litigation on the merits, including appeals, any claim asserted in any court by any party.

(ii)	No party shall be required to take any actions pursuant to Section 7.6(b)(i) if such actions, individually or in the aggregate, would result in the conditions set forth in Sections 8.2(c) or 8.3(c) not being satisfied.

(iii)	Notwithstanding anything in this Agreement to the contrary, in the event that any Person intervenes in or opposes any proceedings in connection with the Required Approvals, no party shall be required to take any action to avoid or settle such intervention or opposition, other than on commercially reasonable terms.

(c)

Responsibilities. The Seller and the Buyer agree that (i) the Buyer shall have primary responsibility for the preparation and filing of any applications with or notifications to the FTC and/or the DOJ in connection with the transactions contemplated by this Agreement and (ii) the Seller and the Buyer shall have joint responsibility for the preparation and filing of any applications with or notifications to FERC or the NHPUC in connection with the transactions contemplated by this Agreement. The Seller and the Buyer shall each have the right to review and approve in advance drafts of all such applications, notices, petitions, filings and other documents made or prepared by the other in connection with the transactions contemplated by this Agreement, which approval shall not be unreasonably withheld, conditioned or delayed. To the fullest extent possible, each party shall inform the other party in advance of any communications, meetings, or other contacts, oral or written, with any Governmental Authority in connection with the transactions contemplated hereby, shall consult with and take into account the comments of the other party with respect thereto, and shall permit representatives of the other party to participate in any such communications and meetings. Each party shall notify the other party of any oral communications with, and shall provide the other party with copies of all written communications with, any Governmental Authority in connection with or relating to the transactions contemplated hereby.

(d)	Communications. The Seller and the Buyer shall consult with each other prior to proposing or entering into any stipulation or agreement with any Governmental Authority or any third party in connection with the Required Approvals and shall not propose or enter into any such stipulation or agreement without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.7 Tax Matters.

(a)	Tax Indemnification.

(i)	Subject to the terms and conditions of this Section 7.7, from and after the Closing, the Seller shall pay and shall indemnify, defend and hold harmless the Buyer from and against:

(1)	any and all Indemnifiable Losses asserted against, resulting to, imposed upon or suffered by the Buyer, arising out of or related to all Taxes imposed on or payable with respect to the Company or its business relating or attributable to any taxable period ending on or before the Closing Date (a “Pre-Closing Period”) and, with respect to any taxable period that begins on or before and that ends after the Closing Date (a “Straddle Period”), the portion of such Straddle Period deemed to end on and include the Closing Date (in the manner determined pursuant to Section 7.7(b));

(2)	Taxes of a Person other than the Company for which the Company may be liable under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or non-U.S. Tax Law) as a result of being a member of any group which files or has filed a Tax Return on a consolidated, combined, or unitary basis for a Pre-Closing Period;

(3)	any breach of or inaccuracy in any representation or warranty contained in Section 5.15 hereof; and

(4)	any breach by the Seller or the failure by the Seller to perform any of the covenants made by it or agreements entered into contained in this Section 7.7.

(ii)	Subject to the terms and conditions of this Section 7.7, from and after the Closing, the Buyer shall pay and shall indemnify, defend and hold harmless the Seller from and against any and all Indemnifiable Losses asserted against, resulting to, imposed upon or suffered by the Seller, arising out of or related to all Taxes imposed on or payable with respect to the Company or its business relating or attributable to any taxable period beginning after the Closing Date (a “Post-Closing Period”) and the portion of such Straddle Period deemed to begin after the Closing Date (in the manner determined pursuant to Section 7.7(b)); and any breach by the Buyer or the failure by the Buyer to perform any of the covenants made by it or agreements entered into contained in this Section 7.7.

(iii)

In calculating amounts payable to an Indemnitee, the amount of any Indemnifiable Losses shall be determined without duplication of any other Indemnifiable Loss for which an indemnification claim has been made under any other covenant, agreement, representation or warranty. Any Indemnitee having a claim under these indemnification provisions shall make a good faith effort to recover all losses, damages, costs and expenses from insurers of such Indemnitee under applicable insurance policies so as to reduce the amount of any Indemnifiable Loss hereunder, provided that such recovery is not reasonably anticipated to result in an increase in the insurance premiums to be paid by such Indemnitee. The foregoing shall not require the maintenance of any insurance. The amount of any Indemnifiable Loss shall be reduced to the extent that the Indemnitee receives any insurance proceeds or other payment with respect to an Indemnifiable Loss from an unaffiliated party (it being understood that the Company shall not be considered an Affiliate of the Seller or its Affiliates), and to

take into account any Tax benefit recognized by the Indemnitee arising from the recognition of the Indemnifiable Loss.

(b)	Allocation of Straddle Period Taxes. For purposes of this Section 7.7, in order to apportion appropriately any Taxes relating to a Straddle Period, the parties hereto shall, to the extent permitted or required under applicable Laws, treat the Closing Date as the last day of the taxable year or period of the Company for all Tax purposes. In any case where applicable Laws do not permit the Company to treat the Closing Date as the last day of the taxable year or period, the portion of any Taxes that are allocable to the portion of the Straddle Period ending on the Closing Date for the Company shall be:

(i)	in the case of Taxes that are imposed on a periodic basis or property Taxes or ad valorem Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(ii)	in the case of Taxes not described in Section 7.7(b)(i) above (such as Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property), deemed equal to the amount that would be payable if the taxable year or period ended on (and including) the Closing Date.

(c)	Tax Returns.

(i)	The Seller shall (A) prepare or cause to be prepared, in a manner consistent with past practice (except as required by applicable Law or except as would not reasonably be expected to have a significant adverse effect on the Company following Closing), and shall timely file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Company after the Closing Date for any Pre-Closing Period (including income Tax Returns for periods for which a consolidated, unitary or combined income Tax Return of the Seller will include the operations of the Company solely for any Pre-Closing Period) and (B) remit or cause to be remitted any Taxes shown to be due in respect of such Tax Returns.

(ii)	The Buyer and the Company shall (A) prepare or cause to be prepared, in a manner consistent with past practice (except as required by applicable Law or except as would not reasonably be expected to have a significant adverse effect on the Company), and shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Company after the Closing Date for any Straddle Period (other than income Tax Returns for periods for which a consolidated, unitary or combined income Tax Return of the Seller will include the operations of the Company solely for any Pre-Closing Period), and (B) remit or cause to be remitted any Taxes shown to be due in respect of such Tax Returns. The Buyer shall furnish Seller with a completed copy of any such Tax Returns (or, to the extent such Tax Return is filed on a combined, unified, or consolidated basis, a pro forma Tax Return of the Company), for Seller’s review and comment, not later than ten (10) Business Days before the due date for filing such Tax Return (taking into account all extensions properly obtained), including a detailed computation of the amount owed by the Seller, and the Buyer and the Company shall make all changes reasonably requested by the Seller at least five (5) Business Days prior to such filing due date. The Seller shall pay to the Buyer all Taxes for which the Seller is liable pursuant to Section 7.7(a)(i) hereof but which are payable with any Tax Return to be filed by the Buyer pursuant to this Section 7.7(c) promptly upon the written request of the Buyer.

(d)	Refunds. The Seller shall be entitled to any refunds of Taxes attributable to the operations of the Company in any Pre-Closing Period or pre-closing portion of a Straddle Period (determined in accordance with Section 7.7(b)). The Buyer shall pay any such refund to the Seller within ten (10) Business Days of its receipt by Buyer or its Affiliates. The Buyer shall be entitled to any refund of Taxes attributable to the operations of the Company in any post-closing portion of a Straddle Period (determined in accordance with Section 7.7(b)) or any Post-Closing Period. The Seller shall pay any such refund to the Buyer within ten (10) Business Days of its receipt by Seller or its Affiliates. The party obligated to remit any refund to the other party pursuant to this Section 7.7(d) shall pay such other party interest at the rate prescribed under Section 6621(a)(1) of the Code, compounded daily, on any amount not paid when due under this Section 7.7(d).

(e)

Contest Provisions. In the event that after the Closing any Governmental Authority informs either the Seller or the Buyer (or the Company) of any proposed or actual audit or examination with respect to Taxes (a “Tax Audit”) with respect to any Pre-Closing Period, the party so informed shall notify each other party of such matter within twenty (20) Business Days after receiving such notice. No failure or delay in informing the other party shall reduce or otherwise affect the obligations or liabilities of any party hereto, except to the extent such failure or delay shall have adversely affected the recipient party’s ability to defend against any liability or claim with respect to such Taxes. Any notice shall be accompanied by a copy of any written notice or other document received from the applicable Governmental Authority with respect to such matter. So long as the Seller diligently does so, the Seller shall have the right to control, at its expense, the contest of the portions of any such Tax Audit for any Pre-Closing Period or Straddle Period; provided, however, that if the Seller elects to control the contest, the Buyer and the Company shall have the right, at their expense, to participate in such contest. For avoidance of doubt, the Seller shall have the right to control the contest of the portion of any Tax Audits for all Straddle Periods although the Buyer and the Company shall have the right, at the Buyer’s expense, to participate in those portions of such Tax Audits that relate to Taxes of the Company for which the Buyer is required to indemnify under Section 7.7(a). The Seller shall not settle or compromise any issue related to Taxes of the Company which settlement or compromise would have any adverse impact on the liability for Taxes of the Buyer or the Company which is not subject to indemnification by Seller under this Section 7.7, without the Buyer’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). Similarly, the Buyer shall not settle or compromise any issue related to Taxes of the Company which settlement or compromise would have any adverse impact on the liability for Taxes of the Seller or the Company which is not subject to indemnification by Buyer under this Section 7.7, without the Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(f)

Assistance and Cooperation. The Buyer and the Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably requested for the filing of any Tax Returns or for the preparation, prosecution or defense of any Tax Audit. The Buyer and the Seller agree that each shall preserve and keep all books and records with respect to Taxes and Tax Returns of the Company in such party’s possession as of the Closing Date, or as later come into such party’s possession, until the expiration of the applicable statute of limitations and shall give reasonable written notice to the other party prior to transferring, destroying or discarding any such information, returns, books, records or documents and, if the other party so requests, allow the other party to take possession of such information, returns, books, records or documents. The party requesting assistance hereunder shall reimburse the other for reasonable out-of-pocket expenses incurred in providing such assistance. Any information obtained under this Section

7.7 shall be kept confidential except (i) as may be otherwise necessary in connection with the filing of any Tax Return or a claim for any refund or in conducting any Tax Audit, or (ii) with the consent of the other party.

(g)	Transfer Taxes. All sales, use, transfer, gains, stamp, duties, recording and similar Taxes incurred in connection with the transactions contemplated by this Agreement shall be borne by the Buyer. The Buyer, to the extent allowed by applicable Law, shall accurately file all necessary Tax Returns. If required by applicable Law, the Seller will join in the execution of any such Tax Return.

(h)	Tax Agreements. Any and all tax sharing, tax allocation, tax indemnification and similar agreements between the Company and any Person shall be terminated prior to the Closing.

(i)	Exclusivity. Notwithstanding anything in this Agreement to the contrary, this Section 7.7, Section 9.1 and Section 9.2(g) (and not Section 9.2, other than subsection (g) thereof) shall govern for all claims for indemnification for Taxes under this Agreement.

Section 7.8 Supplements to Schedules. From time to time prior to the Closing, the Seller shall supplement or amend the Sections of the Seller Disclosure Schedules referenced in Article V hereof and, subject to Section 7.9(k) hereof, Sections 1.1(a) and 1.1(e) of the Seller Disclosure Schedules, in each case as promptly as necessary to properly reflect matters arising after the date hereof or, in the case of matters that are based on the Knowledge of Seller, matters that first come to the Knowledge of Seller after the date hereof, that, in any case, if existing on the date hereof would constitute a breach of any of Seller’s representations and warranties hereunder if not set forth on, or described in, the Seller Disclosure Schedules (“Schedule Update”); provided, however, that no Schedule Update shall have any effect on the satisfaction of the conditions to Closing set forth in Section 8.2(a) or Section 8.2(b) or be deemed to cure a breach of any covenant or agreement set forth in this Agreement. If the Closing shall occur, then the Buyer shall be deemed to have waived any right or claim pursuant to the terms of this Agreement or any Ancillary Agreement, including pursuant to Section 7.7(a)(i)(4) or Article IX but excluding any other provisions of Section 7.7, with respect to any and all matters disclosed pursuant to any Schedule Update at or prior to the Closing.

Section 7.9 Employees.

(a)

Collective Bargaining Agreements. Notwithstanding any provision of this Agreement to the contrary, effective as of the Closing Date, the Buyer shall cause the Company to: (i) continue to employ or offer employment to the Represented Employees consistent with the provisions of this Section 7.9(a); (ii) assume any and all obligations of Seller and any of Seller’s Affiliates under the Collective Bargaining Agreements with respect to the Represented Employees; (iii) cause the Company to be or to continue to be bound by the Collective Bargaining Agreements and to honor all the obligations of the Company, the Seller and any of the Seller’s Affiliates under the Collective Bargaining Agreements, as applicable, with respect to the Represented Employees; and (iv) indemnify, defend and hold harmless Seller and any of Seller’s Affiliates with respect to any costs, damages, losses, expenses or any other Liability under the Collective Bargaining Agreements arising before, on or after the Closing Date with respect to the Represented Employees other than any costs, damages, losses, expenses or any other Liability arising from a breach of Section 5.9(b)(i).

(b)	Continued Employment.

(i)	Corporate Employees. The Buyer shall, not less than sixty (60) days prior to the Closing Date, make a Qualifying Offer of Employment with respect to employment by the Buyer or by the Company to begin as of the Closing Date to all of the Corporate Employees. Each such employee who accepts a Qualifying Offer of Employment is referred to herein as a “Continuing Corporate Employee.” An offer of employment shall be deemed a “Qualifying Offer of Employment” if: the offer is open for at least thirty (30) days and is for a position with substantially comparable job responsibility, salary and target incentive opportunity, and other pension, welfare and fringe benefits that are substantially comparable in the aggregate to those provided to such employees immediately prior to such offer. Notwithstanding the foregoing, the Buyer shall be required to offer employment pursuant to this Section 7.9(b)(i) in a manner that complies in all respects with applicable Law, including Laws governing employment discrimination, wages and hours, employee classifications, immigration and work conditions.

(ii)	During the eighteen (18) month period following the Closing Date (the “Continuation Period”), the Buyer shall, and shall cause the Company to, provide each Continuing Employee who remains employed by the Buyer or the Company, respectively, compensation and benefits that are substantially comparable in the aggregate to those provided to such employee immediately prior to the Closing Date.

(iii)	Without limiting the generality of the foregoing, if the Buyer or the Company terminates the employment of any Continuing Employee during the Continuation Period, the Buyer or the Company, as applicable, shall provide each such terminated employee with severance benefits that are no less favorable than those set forth on Section 7.9(b)(iii) of the Seller Disclosure Schedule, subject to the eligibility criteria specified or referenced on Section 7.9(b)(iii) of the Seller Disclosure Schedule.

(iv)	The Buyer shall indemnify, defend and hold the Seller harmless from and against any costs, damages, losses, expenses, or other Liabilities arising out of or related to (A) the Buyer’s failure to make a Qualifying Offer of Employment to any Corporate Employee and (B) post-Closing severance benefit claims or actions with respect to any Continuing Corporate Employee, other than with respect to termination of employment by Seller or its Affiliates.

(v)	The Seller and the Buyer shall use their reasonable best efforts, in consultation with each other, to cause the Buyer and the Company to employ, upon the Closing, such number of qualified personnel as is reasonably necessary for the continued efficient, safe and reliable operation of the Company’s business. Without limiting the foregoing, except with the prior written consent of the Buyer, (A) prior to the Closing, neither the Seller nor any Affiliate thereof (other than the Company) shall hire, employ, solicit for employment or commit to employ any employee of the Company; (B) Seller and its Affiliates shall use reasonable best efforts to cause all Corporate Employees to resign and shall accept the resignations of all such Corporate Employees, and (C) for a period of twelve (12) months following the Closing, neither Seller nor any Affiliate of Seller will directly or indirectly solicit for employment or employ any Continuing Employee or any other Corporate Employee; provided, however, that the Seller and its Affiliates shall not be prohibited from (i) conducting generalized solicitations for employees through media advertisements or professional search firms (which solicitations are not specifically targeted at the Corporate Employees) and hiring employees who respond to such solicitations, or (ii) employing any Corporate Employee who is no longer employed by the Buyer or its Affiliates so long as such person has not been employed by the Buyer or its Affiliates for at least sixty (60) days prior to such employment.

(c)

Benefit Continuation for Continuing Employees. To the extent permitted (following commercially reasonable efforts of Buyer, if necessary) under the terms of any insurance policy forming a part of any plan, (i) the Buyer shall waive or cause to be waived, to the extent waived under the Seller’s Benefit Plans, all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee under any employee benefit plans, programs and policies of the Buyer or of its Affiliates in which the employee becomes a participant (the “Benefit Plans of the Buyer”) that are welfare benefit plans in which such employees may be eligible to participate after the Closing Date; and (ii) the Buyer shall provide (or cause to be provided) each Continuing Employee with credit for any co-payments and deductibles paid during the plan year commencing immediately prior to the Closing Date in satisfying any applicable co-payments, deductible or other out-of-pocket requirements under any welfare plans in which such employees are eligible to participate after the Closing Date for the plan year that includes the Closing Date. The Seller’s Benefit Plans that are welfare benefit plans shall retain all liabilities for claims incurred prior to the Closing Date.

(d)	Service Credit and Vacation Accrual for Continuing Employees. Each Continuing Employee shall be given credit for all service prior to the Closing Date, to the same extent as such service was credited under the applicable Benefit Plan, under all Benefit Plans of the Buyer for all purposes, including for purposes of eligibility, vesting, benefit accrual and determination of level of benefits. Notwithstanding the foregoing, such service shall not be recognized to the extent that it results in the duplication of benefits. In addition, effective as of the Closing Date, the Buyer will credit (or cause to be credited) each Continuing Employee with such employee’s unused vacation days accrued by such employee with the Seller and its Affiliates, including the Company, prior to the Closing Date in accordance with the personnel or similar policies applicable to such employees as of the Closing Date, to the extent the same is taken into account in determining Working Capital as of the Closing for purposes of the Purchase Price.

(e)

Transfer of Pension Plan Liabilities and Assets. As soon as practicable after, and in any event within ninety (90) days after, and effective as of, the Closing Date (i) the Buyer shall establish or designate, or cause to be established or designated, a defined benefit pension plan and trust intended to qualify under Section 401(a) and Section 501(a) of the Code (the “Buyer’s Pension Plan”) and (ii) upon receipt by the Seller of written evidence of the adoption or designation of the Buyer’s Pension Plan and the trust thereunder by the Buyer and either (A) the receipt by the Buyer of a copy of a favorable determination letter issued by the IRS with respect to the Buyer’s Pension Plan or (B) other evidence reasonably satisfactory to the Seller that the terms of the Buyer’s Pension Plan and its related trust qualify under Section 401(a) and Section 501(a) of the Code, the Seller shall direct the trustees of all Seller defined benefit pension plans in which any Participant has an accrued benefit (the “Seller Pension Plans”) to transfer assets having a value as of the actual date of such transfer (the “Actual Transfer Date”) equal to the minimum amount required to be transferred with respect to all Participants under the Seller’s Pension Plans determined, as of the Closing Date, by the enrolled actuary of the Seller’s Pension Plans (the “Seller’s Actuary”) in accordance with Section 4044 of ERISA, the safe-harbor assumptions and other requirements of Sections

401(a)(12) and 414(l) of the Code, Treasury Regulation Section 1.414(l)-1(b)(5) and the assumptions set forth in Section 7.9(e) of the Seller Disclosure Schedules (such amount, the “Asset Transfer Amount”) from the trust(s) under the Seller Pension Plans to the trust under the Buyer’s Pension Plan. In the event the Final Order includes a determination by the NHPUC (1) that would result in an obligation on Buyer to fund a material contribution to the Buyer’s Pension Plan that would not reasonably be expected to be recovered by Buyer through tariffs or (2) that the funding level of the Buyer’s Pension Plan would have an adverse impact on the Company comparable in magnitude to the impact of the determination described in clause (1), then the Parties shall negotiate in good faith and use commercially reasonable efforts to mutually agree upon alternative arrangements to avoid such adverse situation, which agreement shall be a condition to the obligations of each Party to effect the transactions contemplated by this Agreement.

The Asset Transfer Amount shall be adjusted to reflect benefit payments to Participants, expenses, and assumed investment return (based upon the interest assumption set forth in Section 7.9(e) of the Seller Disclosure Schedules), in each case, with respect to the period between the Closing Date and the Actual Transfer Date. All determinations by the Seller’s Actuary under this Section 7.9(e) shall be final and binding, absent manifest error. At the time of transfer of the Asset Transfer Amount in accordance with this Section 7.9(e), the Buyer and the Buyer’s Pension Plan shall assume all Liabilities for all accrued benefits, including all ancillary benefits, under the Seller Pension Plans in respect of all Participants and each of the Seller and the Seller Pension Plans shall be relieved of all liabilities for such benefits. Upon the transfer of the Asset Transfer Amount in accordance with this Section 7.9(e), the Buyer agrees to indemnify and hold harmless the Seller, its Affiliates and their respective Affiliates and Representatives from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the Buyer’s Pension Plan, in respect of all Participants, including benefits accrued by the Participants prior to the Closing Date that are provided by the Buyer’s Pension Plan, and the Seller shall have no further obligation with respect to such assumed obligations. The Buyer and the Seller shall provide each other such records and information as may be necessary or appropriate to carry out their obligations under this Section 7.9(e) or for the purposes of administration of the Buyer’s Pension Plan, and they shall cooperate in the filing of documents required by the transfer of assets and Liabilities described herein. Notwithstanding anything contained herein to the contrary, no such transfer shall take place until the 31st day following the filing of all required Forms 5310 in connection therewith.

(f)

401(k) Plan. Effective as of the Closing Date, the Buyer shall maintain or designate, or cause to be maintained or designated, a defined contribution plan and related trust intended to be qualified under Sections 401(a), 401(k) and 501(a) of the Code (the “Buyer 401(k) Plan”). Effective as of the Closing Date, the Continuing Employees shall cease participation in the Seller’s relevant defined contribution plans (collectively, the “Seller 401(k) Plans”), and shall commence participation in the Buyer 401(k)

Plan. As soon as practicable after the Closing Date (but in any event not before any required filings with the IRS have become effective), the Seller shall cause the trustee of the trusts established under the Seller 401(k) Plans to transfer to the trustee of the trust established under the Buyer 401(k) Plan all assets and Liabilities attributable to the accounts of the Continuing Employees under the Seller 401(k) Plans as of the date of such transfer (including all applicable plan loans), and the Buyer shall cause the trustee of the trust established under the Buyer 401(k) Plan to accept such transfer. Until such time as assets are transferred from the Seller 401(k) Plans to the Buyer 401(k) Plan as contemplated in the foregoing provisions of this Section 7.9(f), the Seller and the Buyer shall cooperate to take such steps as may be necessary to permit any Continuing Employee with an outstanding plan loan under the Seller 401(k) Plans as of the Closing Date to make timely loan service payments to the Seller 401(k) Plans through the Buyer’s (or its applicable Affiliate’s) payroll deductions.

(g)

Post-Retirement Health and Welfare Benefits. From and following the Closing Date, (i) the Buyer shall assume, or cause to be assumed, all obligations and Liabilities for post-retirement health and welfare benefits under the Seller’s Benefits Plan as of the Closing Date with respect to each Participant who has satisfied or satisfies the eligibility criteria for such benefits under the applicable post-retirement health or welfare benefit plan of the Seller as of the Closing Date (each, a “Retiree”) and (ii) the Buyer shall assume, or cause to be assumed, all obligations and Liabilities for post-retirement health and welfare benefits with respect to each Continuing Employee who, as of the Closing Date, does not satisfy the eligibility criteria for such benefits under the applicable post-retirement health and welfare benefit plan of the Seller, and such employees shall cease to be eligible to participate in the Seller’s post-retirement health and welfare benefit plans. During the Continuation Period, (A) the Buyer shall provide, or cause to be provided, post-retirement health and welfare benefits to each Retiree and each Continuing Employee described in clause (ii) of the preceding sentence who becomes eligible for such benefits under a Benefit Plan of the Buyer on or after the Closing Date; (B) the eligibility criteria, if applicable, under such Benefit Plan of the Buyer shall be the same as the eligibility criteria under Seller’s applicable Benefit Plan immediately prior to the Closing Date; and (C) such benefits (including cost of coverage) provided under the Benefit Plan of the Buyer shall be substantially equivalent to those provided under the Seller’s applicable Benefit Plan immediately prior to the Closing Date. As soon as reasonably practicable after the Closing, (1) the Buyer shall establish, or cause to be established, or designate, or cause to be designated, a trust intended to qualify under Section 501(c)(9) of the Code (the “Buyer Trust”) and (2) upon receipt by the Seller of written evidence of the adoption or designation of the Buyer Trust by Buyer, the Seller shall cause Seller’s trust established in respect of such post-retirement health and welfare benefits (the “Seller Trust”) to transfer to the Buyer Trust an amount equal to the fair market value as of the Closing Date of the assets held in Seller Trust with respect to all Participants.

(h)	Health Flex Account Transfer. Effective as of the Closing Date, the Buyer shall have in effect, or cause to be in effect, flexible spending reimbursement accounts under a cafeteria plan qualified under Section 125 of the Code (the “Buyer Cafeteria Plan”). Each Continuing Employee who participated as of the Closing Date (collectively, the “Cafeteria Plan Participants”) in a Seller Plan qualified under Section 125 of the Code (a “Seller Cafeteria Plan”), shall participate in the Buyer Cafeteria Plan effective as of the Closing Date. During the period from the Closing Date until the last day of the plan year of the Seller Cafeteria Plan that commenced immediately prior to the Closing Date, the Buyer shall continue, or shall cause to be continued, the salary reduction elections made by the Cafeteria Plan Participants as in effect as of the Closing Date, and each Cafeteria Plan Participant shall be entitled to reimbursement from such participant’s flexible spending reimbursement accounts under the Buyer Cafeteria Plan on the same terms and conditions as would have been applicable to such participant had such participant continued to be employed by the Seller during such period. As soon as practicable following the Closing Date, the Seller shall cause to be transferred from the Seller Cafeteria Plan to the Buyer Cafeteria Plan the excess, if any, of the aggregate accumulated contributions to the flexible spending reimbursement accounts made by Cafeteria Plan Participants prior to the Closing during the year in which the Closing occurs over the aggregate reimbursement payouts paid to the Cafeteria Plan Participants for such year from such accounts. To the extent that the aggregate reimbursement payouts exceed the aggregate accumulated contributions, the Buyer shall cause any such excess to be transferred to the Seller. From and after the Closing, the Buyer shall assume, or cause to be assumed, and be solely responsible for all unreimbursed claims made by the Cafeteria Plan Participants under each Seller Cafeteria Plan that were incurred for the plan year of the Seller Cafeteria Plan that commenced prior to the Closing, or that are incurred anytime thereafter.

(i)	WARN Act. The Buyer shall assume all Liability and obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state Law resulting from the Buyer’s selection of Continuing Employees or Continuing Corporate Employees, or the actions of the Buyer or its Affiliates on and following the Closing, and the Buyer shall indemnify, defend and hold harmless the Seller and the Company with respect to any such Liability.

(j)	Third-Party Rights. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement; (ii) shall alter or limit Seller’s or Buyer’s ability to amend, modify or terminate any benefit plan, program, agreement or arrangement; or (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(k)	Employee Changes.

(i)	The Seller shall, by delivery of written notice thereof to the Buyer, promptly update the list of Corporate Employees set forth in Section 1.1(a) of the Seller Disclosure Schedules to remove from such list the name of any person who ceases to be employed by Seller and by any of Affiliates. In the event that any Corporate Employee ceases to be employed by Seller and its Affiliates, the Seller shall use commercially reasonable efforts to fill such position with a person of comparable qualifications, skill and experience reasonably acceptable to Buyer and, upon such replacement, Section 1.1(a) of the Seller Disclosure Schedules shall be updated to include the name of such person. Seller shall not otherwise modify Section 1.1(a) of the Seller Disclosure Schedules without the prior written consent of the Buyer.

(ii)	The Seller shall, by delivery of written notice thereof to the Buyer, promptly update the list of Represented Employees set forth in Section 1.1(e) of the Seller Disclosure Schedules to (A) remove from such list the name of any person who ceases to be employed by the Company, and (B) add to such list the name of any person hired by the Company who is represented by any labor union that is a to party to any of the then existing Collective Bargaining Agreements. In the event that any Represented Employee ceases to be employed by the Company, the Seller shall cause the Company to use commercially reasonable efforts to fill such position with a person of comparable qualifications, skill and experience reasonably acceptable to Buyer. Seller shall not otherwise modify Section 1.1(e) of the Seller Disclosure Schedules without the prior written consent of the Buyer.

Section 7.10 Litigation Support. In the event, and for so long as, the Seller or the Buyer is actively contesting or defending any Third-Party Claim in connection with (i) any transaction contemplated by this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction existing or occurring on or prior to the Closing Date involving the Seller (and related to the Company or the business of the Company) or the Company, the other party will cooperate, upon request of the other party, with the contesting or defending party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as is reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article IX).

Section 7.11 Termination of Affiliate Contracts. Except as set forth on Section 7.11 of the Seller Disclosure Schedules and except as agreed to in writing by the Seller and the Buyer, the Seller shall take (or cause to be taken) all action necessary such that all contracts, agreements, personal property leases, commitments, understandings or instruments by and between the Seller or its Affiliates (other than the Company) on the one hand, and the Company, on the other hand, shall terminate on or prior to the Closing Date without any further liability on the part of the parties thereto. Any and all calculations of Working Capital hereunder shall give effect to the provisions of this Section 7.11.

Section 7.12 Use of Trademarks. Following the Closing, the Buyer shall cause the Company to, as soon as practicable, but in no event later than sixty (60) days following the Closing Date, cease to (a) make any use of (i) any Trademarks owned by Seller or its Affiliates, including all Trademarks that include the term “National Grid”, and (ii) any Trademarks related thereto or containing or comprising the foregoing, including any Trademarks confusingly similar thereto or dilutive thereof (the “National Grid Marks”), and (b) hold themselves out as having any affiliation with the Seller or any of its Affiliates. In furtherance thereof, as soon as practicable but in no event later than sixty (60) days following the Closing Date, the Buyer shall cause the Company to remove, strike over or otherwise obliterate all National Grid Marks from all assets and other materials owned or used by the Company, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems. Any use by the Company of any of the National Grid Marks as permitted in this Section 7.12 is subject to the Company’s compliance with the quality control requirements and guidelines in effect for the National Grid Marks as of the Closing Date (as may be amended by Seller from time to time following the Closing). The Company shall not use the National Grid Marks in a manner that may reflect negatively on such Trademarks or on the Seller or its Affiliates. The Buyer and its Affiliates shall indemnify and hold harmless the Seller and its Affiliates for any costs, damages, losses, expenses, or other Liabilities relating to or arising from the use by the Company of the National Grid Marks pursuant to this Section 7.12. Following the Closing, Seller shall not challenge the Buyer’s and its Affiliates’ use in the United States of (A) any Trademarks that include the term “Granite State” and (B) any Trademarks related thereto or containing or comprising the foregoing.

Section 7.13 Company Insurance. As set forth on Section 7.13 of the Seller Disclosure Schedules, as of the date of this Agreement, the Company is the beneficiary of certain insurance policies retained to insure the Company (together with any replacements thereof, the “Company Insurance Policies”). Seller shall cause the Company Insurance Policies or reasonably comparable replacements thereof to be maintained until the Closing to the extent that such policies remain available upon commercially reasonable terms and at comparable cost. At the

Closing, the Company Insurance Policies will no longer be enforceable by the Company, and any coverage for the Company under such Company Insurance Policies will cease to continue. Notwithstanding the forgoing, the Seller will provide recovery to the Buyer or the Company in accordance with the terms of the Company Insurance Policies, or any other historical insurance policy (at no cost to the Seller or any of its Affiliates) retained from a third-party to insure the Company for any claims made or Losses incurred prior to the Closing Date that relate to the Company if such claim was reported or made against the Company Insurance Policies or such other insurance policies prior to the Closing or if the Company Insurance Policies or such other insurance policies (at no cost to the Seller or any of its Affiliates) permit the Buyer or the Company to pursue such claim after the Closing even if it was not reported or made prior to the Closing (such claim and Losses, collectively, the “Recoverable Insurance Claims”). To the extent any Recoverable Insurance Claim is subject to indemnification by the Seller under Article IX of this Agreement, in accordance with Section 9.2(c), any payment by the Seller under Article IX shall be net of any payments received by the Company pursuant to the Company Insurance Policies or such other insurance policies.

Section 7.14 Intercompany Indebtedness. All intercompany accounts, whether payables or receivables, between the Seller and any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand, as of the Closing shall be settled (in cash or through cash capital contributions, cash distributions or cancellations) at or prior to the Closing. Any and all calculations of Working Capital hereunder shall give effect to the provisions of this Section 7.14.

Section 7.15 Conduct of the Parties. Each party shall not, and shall not allow any of its Affiliates to, make any acquisition of, or investment in, assets or stock of any other Person or take any other actions that would reasonably be expected to delay, impede, or condition the receipt of the Required Approvals.

Section 7.16 Site Agreement. Each party hereto shall negotiate in good faith and use reasonable best efforts to finalize and agree upon the terms of the Site Agreement as soon as practicable, but in any event, no later than February 21, 2011.

Section 7.17 Cooperation with Financing. Prior to the Closing and (solely with respect to periods ending prior to the Closing) after the Closing, the Seller shall, and prior to the Closing shall cause the Company to, at the Buyer’s sole expense (except as specified below), cooperate as reasonably requested by the Buyer in connection with any of the Buyer’s financing efforts or requirements of any securities regulatory authority or securities exchange with respect to the transactions contemplated hereby or otherwise involving Company information (the “Financing”), including (a) to prepare and provide copies, at the Company’s expense, of the Company’s audited financial statements for the fiscal year ending March 31, 2011 and all interim unaudited quarterly financial statements as soon as they are available, (b) to consent to the disclosure of the Company’s financial statements and other financial information in connection with any Financing, including in any filings with the Securities and Exchange Commission, other securities regulatory authority or securities exchange, and to prospective financing parties, and (c) to use reasonable efforts to cause its independent accountants to provide assistance and cooperation in connection with the Financing, including requesting that the independent accountants provide such consents or other documents that may be needed from such independent accountants in connection with any filings with the Securities and Exchange Commission, other securities regulatory authority, or securities exchange or any other disclosure of the Company’s financial statements or financial information in connection with any Financing; provided, however, that (i) unless effective only concurrent with or after the Effective Time, the Company shall not be required to execute prior to the Effective Time any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing and (ii) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company. Neither the Seller nor the Company shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment in connection with the Financing prior to the Effective Time. The Buyer shall indemnify and hold harmless the Seller and its Affiliates (including the Company prior to the Effective Time) and their respective Representatives from and against any and all losses, liabilities, damages, obligations, payments, costs and expenses suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 7.17) and any information provided by the Seller or the Company utilized in connection therewith. The Buyer shall, promptly upon request by the Seller, reimburse the Seller for all reasonable out-of-pocket costs incurred by the Seller or the Company in connection with this Section 7.17.

ARTICLE VIII

CLOSING CONDITIONS

Section 8.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions:

(a)	The waiting period under the HSR Act applicable to the consummation of the transactions contemplated by this Agreement shall have expired or been terminated.

(b)	No preliminary or permanent injunction or other Governmental Order which prevents the consummation of the transactions contemplated by this Agreement shall have been issued and remain in effect (each party agreeing to use its reasonable best efforts to have any such injunction or Governmental Order lifted) and no Law shall have been enacted by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement.

Section 8.2 Conditions to Obligations of the Buyer. The obligation of the Buyer to effect the transactions contemplated by this Agreement shall be subject to the fulfillment (or written waiver by the Buyer) at or prior to the Closing of the following additional conditions:

(a)	The Seller shall have performed and complied with in all material respects the covenants and agreements contained in this Agreement required to be performed and complied with by it on or prior to the Closing Date.

(b)	The representations and warranties of the Seller contained in this Agreement shall be true and correct, without giving effect to any materiality or Material Adverse Effect qualifications therein, on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct only as of such earlier date), except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect.

(c)	The Buyer Required Regulatory Approvals shall have become Final Orders, and no such Final Orders shall (i) impose terms and conditions which, individually or in the aggregate, would have a Material Adverse Effect, (ii) impose a Rate Period Restriction for a Rate Period Restriction Period which extends beyond the first anniversary of the Closing Date; provided that the Buyer agrees to waive the condition set forth in this Section 8.2(c)(ii) if the Seller shall provide the Buyer economic compensation for the loss that would occur as a result of the inability to increase rates to reflect a reasonable rate of return for the period beginning on January 1, 2013 and ending at the conclusion of the Rate Period Restriction Period or (iii) impose a Rate Filing Restriction for a Rate Filing Restriction Period which extends beyond the six-month anniversary of the Closing Date; provided that the Buyer agrees to waive the condition set forth in this Section 8.2(c)(iii) if the Seller shall provide the Buyer economic compensation for the loss that would occur as a result of the inability to increase rates to reflect a reasonable rate of return for the period beginning on January 1, 2013 and ending on the six-month anniversary of the conclusion of the Rate Filing Restriction Period.

(d)	No change, event or effect shall have occurred since the date hereof, individually or in the aggregate, which has had as of the Closing a Material Adverse Effect or would result in a Material Adverse Effect after the Closing.

(e)	The Seller shall have delivered or caused to be delivered all items required to be delivered by it to the Buyer pursuant to Section 4.3.

Section 8.3 Conditions to Obligations of the Seller. The obligation of the Seller to effect the transactions contemplated by this Agreement shall be subject to the fulfillment (or written waiver by the Seller) at or prior to the Closing of the following additional conditions:

(a)	The Buyer shall have performed and complied with in all material respects the covenants and agreements contained in this Agreement required to be performed and complied with by it on or prior to the Closing Date.

(b)	The representations and warranties of the Buyer contained in this Agreement shall be true and correct, without giving effect to any materiality qualifications therein, on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct only as of such earlier date), except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impair or delay the Buyer’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

(c)	The Seller Required Regulatory Approvals shall have become Final Orders, and no such Final Orders shall impose terms and conditions which would have a Material Adverse Effect.

(d)	The Buyer shall have delivered or caused to be delivered all items required to be delivered by it to the Seller pursuant to Section 4.4.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival Period. Subject to Section 9.2(d), the representations and warranties provided for in this Agreement shall survive the Closing and remain in full force and effect until, but will expire on, the date that is fourteen (14) months after the Closing Date; provided, however, that (i) the representations and warranties contained in Sections 5.1 (Organization, Qualification), 5.2 (Authority Relative to this Agreement), 5.6 (Capitalization), 5.19 (No Broker Fees or Commissions), 6.1 (Organization), 6.2 (Authority Relative to this Agreement) and 6.10 (No Broker Fees or Commissions) shall survive the Closing and remain in full force and effect indefinitely following the Closing and (ii) the representations and warranties contained in Section 5.15 (Taxes) will survive until ninety (90) days following the expiration of the applicable statute of limitations. All covenants and agreements provided for in this Agreement shall survive the Closing in accordance with their terms.

Section 9.2 Indemnification. Subject to the terms, conditions and limitations set forth in this Article IX, from and after the Closing:

(a)

The Seller shall indemnify, defend and hold harmless the Buyer and its Affiliates and their respective Representatives (each, a “Buyer Indemnitee”) from and against any and all Indemnifiable Losses asserted against or suffered by any Buyer Indemnitee resulting from or arising out of (i) any breach by the Seller of any representation or warranty of the Seller contained in this Agreement, without giving effect to any materiality or Material Adverse Effect qualifications therein, and (ii) any breach by the Seller of any covenant or agreement of the Seller contained in this Agreement.

(b)	The Buyer shall indemnify, defend and hold harmless the Seller and its Affiliates and their respective Representatives (each, a “Seller Indemnitee”) from and against any and all Indemnifiable Losses asserted against or suffered by any Seller Indemnitee resulting from or arising out of (i) any breach by the Buyer of any representation or warranty of the Buyer contained in this Agreement, without giving effect to any materiality or Material Adverse Effect qualifications therein, and (ii) any breach by the Buyer of any covenant or agreement of the Buyer contained in this Agreement.

(c)	In calculating amounts payable to an Indemnitee, the amount of any Indemnifiable Losses shall be determined without duplication of any other Indemnifiable Loss for which an indemnification claim has been made under any other covenant, agreement, representation or warranty. Any Indemnitee having a claim under these indemnification provisions shall make a good faith effort to recover all losses, damages, costs and expenses from insurers of such Indemnitee under applicable insurance policies maintained by such Indemnitee so as to reduce the amount of any Indemnifiable Loss hereunder, provided that such recovery is not reasonably anticipated to result in an increase in the insurance premiums to be paid by such Indemnitee. The foregoing shall not require the maintenance of any insurance. The amount of any Indemnifiable Loss shall be reduced to the extent that the Indemnitee receives any insurance proceeds or other payment with respect to an Indemnifiable Loss from an unaffiliated party (it being understood that the Company shall not be considered an Affiliate of the Seller or its Affiliates), and to take into account any Tax benefit recognized by the Indemnitee arising from the recognition of the Indemnifiable Loss.

(d)	The expiration, termination or extinguishment of any covenant, agreement, representation or warranty shall not affect the parties’ obligations under this Section 9.2 if the Indemnitee provided the Indemnifying Party with proper notice of the claim or event for which indemnification is sought prior to such expiration, termination or extinguishment.

(e)

In no event shall the Seller be liable for indemnification pursuant to Section 9.2(a) hereof (i) for any individual item where the Indemnifiable Loss relating thereto is less than $100,000 and (ii) in respect of each individual item where the Indemnifiable Loss relating thereto is equal to or greater than $100,000, unless and until the aggregate of all such Indemnifiable Losses which are incurred or suffered by the Buyer Indemnitee exceeds 2% of the Purchase Price, in which case the Buyer Indemnitee shall be entitled to indemnification for (A) 50% of all Indemnifiable Losses up to 2% of the Purchase Price and (B) all Indemnifiable Losses in excess of 2% of the Purchase Price; provided, however, that neither the Seller, on the one hand, nor the Buyer, on the other hand, shall be required to make payments for indemnification pursuant to Section 9.2(a) or Section 9.2(b), as applicable, in an aggregate amount in excess of 12.5% of the Purchase Price; provided, further, that the foregoing limitations shall not apply to Indemnifiable Losses arising out of any breach of any representation or warranty referenced in Section 9.1(i) hereof or of any covenant hereunder required to be performed following the Closing, but in no case shall Seller, on the one hand, nor the Buyer, on the other hand, be required to make payments for indemnification pursuant to Section 9.2(a)(i) or Section 9.2(b) (i), respectively, in an aggregate amount in excess of 100% of the Purchase Price.

(f)	In addition to the other limitations set forth in this Article IX, with respect to any claim for indemnification regarding any breach of any representation and warranty set forth in Section 5.8: (i) to the extent applicable, the Seller’s indemnification obligation shall be limited to the cost of the least restrictive standard or remedy acceptable to each applicable Governmental Authority under applicable Environmental Law (including engineering or institutional controls) based on the industrial use of the relevant facility or property, proximity of commercial and residential areas, and all other relevant factors; provided, that the use of such standards or engineering or institutional controls does not materially interfere with operations at the affected facility and (ii) if any contamination at any Real Property that is subject to indemnity by the Seller is exacerbated due to the negligence, gross negligence or willful misconduct of the Buyer or the Company after the Closing Date, to the extent such exacerbation increases the cost of the investigation or remediation of such contamination, the Seller shall not be responsible for any such increase in costs.

(g)

The Indemnitee shall take all commercially reasonable steps to mitigate any Indemnifiable Losses upon and after actually becoming aware of any facts, matters, failures or circumstances that would reasonably be expected to result in any Losses that are indemnifiable hereunder. In the event the Indemnitee shall fail to take, or cause to be taken, such commercially reasonable steps, then notwithstanding anything in this Agreement to the contrary, the Indemnifying Party shall not be required to indemnify the

Indemnified Party for that portion of Losses that would reasonably have been expected to have been avoided if the Indemnitee had taken such commercially reasonable steps.

(h)	If and to the extent that prior to the Closing (i) a party has expressly waived the breach of or inaccuracy in a representation or warranty or the failure to perform a covenant or agreement made by the other party or (ii) the Buyer has actual knowledge (without making specific inquiry into any matter, it being understood that the presence of a document in the Electronic Data Room shall not, in and of itself, be deemed to impute knowledge to the Buyer) of a breach of or inaccuracy in any representation or warranty or the failure to perform a covenant or agreement of the Seller contained in this Agreement and the Closing occurs notwithstanding the non-satisfaction of a condition to Closing under Article VIII hereof as a result thereof, then such party shall not have the right to assert a claim for indemnification in respect of such breach, inaccuracy or failure to perform, and the party against whom such claim could otherwise be asserted shall have no liability or obligation in respect thereof.

(i)

Except as otherwise provided in Section 3.2, Section 7.2(a), Section 7.7, Section 7.9(b)(iv), Section 7.9(e), Section 7.9(k), Section 7.12 or Section 7.17, the rights and remedies of the Seller and the Buyer under this Article IX are exclusive and in lieu of any and all other rights and remedies which the Seller and the Buyer may have under this Agreement or otherwise for monetary relief with respect to (i) any breach of any representation or warranty set forth in this Agreement or (ii) any breach or failure to perform any covenant or agreement set forth in this Agreement. Without limiting the foregoing, the Buyer, for itself and its Affiliates and on behalf of their respective successors and assigns, does hereby irrevocably release, hold harmless and forever discharge the Seller and its Affiliates and their respective Representatives from any and all claims of any kind or character, whether known or unknown, hidden or concealed, contingent or accrued, resulting from, arising out of or in connection with any Environmental Law, other than claims arising from a breach of the representations and warranties set forth in Section 5.8 (Environmental Matters) (collectively, “Environmental Claims”). In furtherance of the foregoing, the Buyer, for itself and its Affiliates and on behalf of their respective successors and assigns, hereby irrevocably waives any and all rights and benefits with respect to such Environmental Claims that it now has, or in the future may have conferred upon it by virtue of any Law or common law principle, which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, the Buyer hereby acknowledges that it is aware that factual matters now unknown to it may have given, or hereafter may give, rise to Environmental Claims that have not been made prior to the date of this Agreement, and will not be made prior to the Closing Date, and the Buyer further agrees that this release set forth in this Section 9.2(i) has been negotiated and agreed upon in light of that awareness, and the Buyer, for itself and its Affiliates and on behalf of their respective successors and assigns, nevertheless hereby intends irrevocably to release, hold harmless and forever discharge the Seller and its Affiliates and their respective Representatives from all such Environmental Claims.

(j)	Any indemnification payment by the Seller or the Buyer pursuant to Section 9.2(a) or Section 9.2(b), respectively, shall be treated as an adjustment to the Purchase Price hereunder.

Section 9.3 Defense of Claims.

(a)	If any Indemnitee receives notice of the assertion of any claim or of the commencement of any claim, action, or proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third Party Claim”) with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee shall give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than twenty (20) days after the Indemnitee’s receipt of notice of such Third Party Claim. Such notice shall describe the nature of the Third Party Claim in reasonable detail and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party shall have the right to participate in or, by giving written notice to the Indemnitee, to elect to assume the defense of any Third Party Claim at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel; provided, that (i) the Third Party Claim seeks (and continues to seek) only monetary damages, (ii) the defense of such claim by the Indemnifying Party will not, in the reasonable judgment of the Indemnitee, create a conflict or potential conflict of interest between such parties, and (iii) the Indemnifying Party, in the foregoing written notice, expressly acknowledges its unqualified obligation to indemnify and hold harmless the Indemnitee for the full amount of any Indemnifiable Losses resulting from such Third Party Claim. The Indemnitee shall cooperate in good faith in such defense at such Indemnitee’s own expense.

(b)

If within ten (10) days after an Indemnitee provides written notice to the Indemnifying Party of any Third Party Claim the Indemnitee receives written notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in the last sentence of Section 9.3(a), the Indemnifying Party shall not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim within twenty (20) days after receiving notice from the Indemnitee that the Indemnitee believes the Indemnifying Party has failed to take such steps (or such shorter time as required by any proceeding), the Indemnitee may assume its own defense, and the Indemnifying Party shall be liable for all reasonable expenses thereof. Without the prior written consent of the Indemnitee, the Indemnifying Party shall not enter into any settlement of any Third Party Claim which would lead to Liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder. If a firm offer is made to settle a Third Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall be the amount of such firm offer, plus reasonable costs and expenses paid or incurred by the Indemnitee up to the date of such notice.

(c)	Any claim by an Indemnitee on account of an Indemnifiable Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, and the Indemnifying Party shall have a period of thirty (30) days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have accepted such claim. If the Indemnifying Party rejects such claim, the Indemnitee shall be free to seek enforcement of its rights to indemnification under this Agreement.

(d)

If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other entity, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith (together with interest thereon from the date of payment thereof at the prime rate then in effect of Citibank N.A.), shall promptly be repaid by the Indemnitee to the

Indemnifying Party. Upon making any indemnity payment, the Indemnifying Party shall, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any third party in respect of the Indemnifiable Loss to which the indemnity payment relates; provided, however, that (i) the Indemnifying Party shall then be in compliance with its obligations under this Agreement in respect of such Indemnifiable Loss and (ii) until the Indemnitee recovers full payment of its Indemnifiable Loss, any and all claims of the Indemnifying Party against any such third party on account of such indemnity payment are hereby made expressly subordinated and subjected in right of payment to the Indemnitee’s rights against such third party. Without limiting the generality or effect of any other provision hereof, each such Indemnitee and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the foregoing subrogation and subordination rights. Nothing in this Section 9.3(d) shall be construed to require any party hereto to obtain or maintain any insurance coverage.

(e)	A failure to give timely notice as provided in this Section 9.3 shall not affect the rights or obligations of any party hereunder except if, and only to the extent that, as a result of such failure, the party which was entitled to receive such notice was actually prejudiced as a result of such failure.

ARTICLE X

TERMINATION AND ABANDONMENT

Section 10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)	by mutual written consent of the Buyer and the Seller;

(b)	by either the Seller or the Buyer if (i) the transactions contemplated by this Agreement shall not have been consummated on or before September 30, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Seller or the Buyer, as applicable, if such party’s failure to fulfill any of its obligations under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date; provided, further, that if on the Termination Date the conditions to the Closing set forth in Section 8.2(c) or Section 8.3(c) shall not have been fulfilled but all other conditions to the Closing shall have been fulfilled (other than conditions to be satisfied at Closing, which conditions shall be capable of being fulfilled on the Termination Date), then the Termination Date shall be extended until March 30, 2012;

(c)	by either the Seller or the Buyer if (i) any Governmental Authority, the consent of which is a condition to the obligations of the Seller and the Buyer to consummate the transactions contemplated by this Agreement, shall have determined not to grant its consent and all appeals of such determination, to the extent available, shall have been taken and have been unsuccessful or (ii) any court of competent jurisdiction in the United States or any state shall have issued a Governmental Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order shall have become final and nonappealable;

(d)	by the Buyer, if there has been a violation or breach by the Seller of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of the Buyer impossible and such violation or breach has not been cured by the Seller or waived by the Buyer, within thirty (30) Business Days after all other conditions to the Closing have been satisfied (other than conditions to be satisfied at the Closing, which conditions shall be capable of being fulfilled); and

(e)	by the Seller, if there has been a violation or breach by the Buyer of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of the Seller impossible and such violation or breach has not been cured by the Buyer, or waived by the Seller, within thirty (30) Business Days after all other conditions to the Closing have been satisfied (other than conditions to be satisfied at the Closing, which conditions shall be capable of being fulfilled).

Section 10.2 Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the transactions contemplated by this Agreement by either or both of the Buyer and the Seller pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other party and this Agreement shall terminate and the transactions contemplated by this Agreement shall be abandoned, without further action by any of the parties hereto; provided, however, that Section 7.2(b), Section 7.3, this Section 10.2 and Article XI shall survive termination of this Agreement. If this Agreement is terminated as provided herein:

(a)

except if the basis for such termination is that the Buyer has breached its obligation to consummate the Closing in accordance with Article IV (including the failure to pay the Estimated Purchase Price or perform its other obligations under Section 4.4), such termination shall be the sole remedy of the parties hereto with respect to breaches of any covenant, agreement, representation or warranty contained in this Agreement and none of the parties hereto nor any of their respective Affiliates or Representatives, as the case may be, shall have any liability or further obligation to the other party or any of their respective Affiliates or their or their Affiliates’ Representatives, as the case may be, pursuant to this Agreement, except with respect to Section 7.2(b) and Section 7.3; provided that nothing herein shall relieve any party from liability for any willful and material breach of any representation, warranty, covenant or agreement of such party contained in this Agreement; and

(b)	all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other person to which they were made.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified or supplemented only by written agreement of the parties hereto.

Section 11.2 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the parties hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 11.3 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received, if delivered personally, (b) when sent, if sent by facsimile (provided that the sender receives confirmation of successful transmission), and (c) when received, if sent by overnight courier service or when mailed by certified or registered mail, return receipt requested, with postage prepaid to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to the Seller, to:

National Grid USA

40 Sylvan Road

Waltham, Massachusetts 02451

Attention:          John G. Cochrane, Executive Vice President

                           Colin Owyang, Senior Vice President and General Counsel

Facsimile:         (781) 907-5772

                           (781) 907-5701

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036-6522

Attention:         Sheldon S. Adler, Esq.

Facsimile:        (212) 735-2000

(b)	if to the Buyer, to:

Liberty Energy Utilities Co.

2845 Bristol Circle

Oakville, Ontario

Canada L6H 7H7

Attention:         General Counsel

Facsimile:         (905) 465-4514

with copies to:

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

Attention:         James G. Goettsch, Esq.

Facsimile:         (816) 983-8080

Section 11.4 Assignment; No Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto, including by operation of law, without the prior written consent of the other party hereto, nor is this Agreement intended to confer upon any other Person except the parties hereto any rights or remedies hereunder. Notwithstanding the foregoing, the Buyer shall be permitted to assign all of its rights, interests or obligations in this Agreement to any wholly-owned, direct or indirect Subsidiary without the prior written consent of the Seller; provided, however, that no such assignment shall relieve or discharge the Buyer of its duties and obligations under this Agreement; provided, further, that no such assignment shall relieve or discharge the Guarantor of its duties and obligations under the Parent Guaranty. Without limiting the generality of the foregoing, no provision of this Agreement will create any third-party beneficiary rights in any Person, including any employee or former employee of the Seller, the Company, or any of their respective Affiliates (including any beneficiary or dependent thereof) in respect of continued employment, and no provision of this Agreement will create any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement.

Section 11.5 Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

(a)	All judicial actions or proceedings brought against the parties hereto arising out of or relating to this Agreement, or any obligations hereunder, shall be brought exclusively in any courts of the United States of America for the Southern District of New York. By executing and delivering this Agreement, the parties hereto irrevocably (i) accept generally and unconditionally the exclusive jurisdiction and venue of these courts; (ii) waive any objections which such party may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to in clause (i) above and hereby further irrevocably waive and agree not to plead or claim in any such court that such action or proceeding brought in any such court has been brought in an inconvenient forum; (iii) agree that service of all process in any such action or proceeding in any such court may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 11.3; and (iv) agree that service as provided in clause (iii) above is sufficient to confer personal jurisdiction over such party in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect.

(b)	THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE PARTIES HERETO. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR SUCH PARTY ENTERING INTO THIS AGREEMENT AND EACH SUCH OTHER DOCUMENT.

Section 11.6 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (regardless of the Laws that might otherwise govern under applicable New York principles of conflicts of Law) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 11.7 No Consequential Damages. Notwithstanding anything to the contrary in this Agreement, the Buyer shall not be liable to the Seller, nor shall the Seller be liable to the Buyer,

for any exemplary, punitive, special, indirect, consequential, remote or speculative damages (including any damages on account of lost profits or opportunities) resulting from or arising out of this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, except to the extent that any such damages are included in Indemnifiable Losses resulting from a Third Party Claim.

Section 11.8 Specific Performance. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under applicable Law. Accordingly, each party hereto agrees that, in addition to any other available remedies, the other party hereto shall be entitled to an injunction restraining any violation or threatened violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce any of the provisions of this Agreement, no party will allege, and each party hereto hereby waives the defense, that there is an adequate remedy under applicable Law.

Section 11.9 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement, including the documents, exhibits, schedules, certificates and instruments referred to herein and therein, embody the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. It is expressly acknowledged and agreed that there are no restrictions, promises, representations, warranties, covenants or undertakings of the Seller contained in the Confidential Information Memorandum or any material made available to the Buyer pursuant to the terms of the Confidentiality Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the transactions contemplated by this Agreement other than the Confidentiality Agreement.

Section 11.10 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

NATIONAL GRID USA

By:	/s/ John G. Cochrane
Name:	John G. Cochrane
Title:	Executive Vice President

LIBERTY ENERGY UTILITIES CO.

By:	/s/ Ian Robertson
Name:	Ian Robertson
Title:	President

EXHIBIT A

See attached

EXECUTION VERSION

GUARANTY

Guaranty, dated as of December 8, 2010 (this “Guaranty”), by Algonquin Power & Utilities Corp., a Canadian corporation (the “Guarantor”), in favor of National Grid USA, a Delaware corporation (the “Guaranteed Party”). All capitalized terms used herein and not defined herein shall have the meaning given such terms in the Purchase Agreement (as defined below).

1. GUARANTY. To induce the Guaranteed Party to enter into a Stock Purchase Agreement, dated as of December 8, 2010 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”), by and between Liberty Energy Utilities Co., a Delaware corporation (the “Buyer”) and the Guaranteed Party, pursuant to which the Buyer has, among other things, agreed to purchase the Shares of Granite State Electric Company (the “Company”) from the Guaranteed Party, the Guarantor hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, the due and punctual payment, performance and discharge of all of the obligations of the Buyer under the Purchase Agreement (the “Obligations”). In furtherance of the foregoing, the Guarantor acknowledges the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor in respect of any or all of the Obligations, regardless of whether action is brought against the Buyer or the Company or whether the Buyer is joined in any such action or actions.

2. NATURE OF GUARANTY. The Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that the Buyer or the Company becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Guaranteed Party in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligations as if such payment had not been made. This is an unconditional guaranty of payment and performance and not of collectibility. The liability of the Guarantor under this Guaranty shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional. This Guaranty is a primary and original obligation of the Guarantor and is not merely the creation of a surety relationship.

3. CHANGES IN OBLIGATIONS; CERTAIN WAIVERS. The Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment or performance of any of the Obligations, and may also make any agreement with the Buyer, the Company or with any other Person interested in the transactions contemplated by the Purchase Agreement for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and the Buyer or the Company without in any way impairing or affecting the Guarantor’s obligations under this Guaranty, provided in each case, if the Buyer or the Company, as applicable, is no

1

longer controlled by the Guarantor at the time thereof, the Guaranteed Party shall deliver written notice thereof to the Guarantor. The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against the Buyer or any other Person interested in the transactions contemplated by the Purchase Agreement; (b) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Purchase Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (c) the addition, substitution or release of any Person interested in the transactions contemplated by the Purchase Agreement; (d) any change in the organizational existence, structure or ownership of the Buyer, the Company or any other Person interested in the transactions contemplated by the Purchase Agreement; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Buyer or any other Person interested in the transactions contemplated by the Purchase Agreement; (f) the existence of any claim, set-off or other right which the Guarantor may have at any time against the Guaranteed Party, whether in connection with the Obligations or otherwise; (g) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Obligations; (h) the value, genuineness, validity, or enforceability of the Purchase Agreement or any other agreement or instrument referred to herein or therein; or (i) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of Law or equity (other than as a result of payment and performance of the Obligations in accordance with their terms). To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Guaranty and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (except for notices to be provided to the Buyer in accordance with Section 11.3 of the Purchase Agreement and notices required to be provided under this Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of the Buyer, the Company or any other Person interested in the transactions contemplated by the Purchase Agreement, and all suretyship defenses generally (other than defenses to the payment or performance of the Obligations that are available to the Buyer under the Purchase Agreement). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Purchase Agreement and that the waivers set forth in this Guaranty are knowingly made in contemplation of such benefits.

The Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any proceedings asserting that this Guaranty is illegal, invalid or unenforceable in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at Law).

2

4. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

5. REPRESENTATIONS AND WARRANTIES. The Guarantor hereby represents and warrants that:

(a) it has the requisite capacity and authority to execute and deliver this Guaranty and to fulfill and perform the Guarantor’s obligations hereunder;

(b) the execution, delivery and performance of this Guaranty has been duly authorized by all necessary action and does not contravene any provision of the Guarantor’s organizational documents or any Law, decree, order, judgment or contractual restriction binding on the Guarantor or its assets;

(c) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Guaranty by the Guarantor;

(d) this Guaranty has been duly and validly executed and constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at Law); and

(e) the Guarantor has the financial capacity to pay and perform its obligations under this Guaranty, and all funds necessary for the Guarantor to fulfill its Obligations under this Guaranty shall be available to the Guarantor for so long as this Guaranty shall remain in effect in accordance with Section 9 hereof.

6. NO ASSIGNMENT. Neither the Guarantor nor the Guaranteed Party may assign its rights, interests or obligations hereunder to any other Person without the prior written

3

consent of the Guaranteed Party (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Guaranteed Party).

7. NO THIRD PARTY BENEFICIARIES. The terms and provisions of this Guaranty are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person and no such rights shall be conferred.

8. NOTICES. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when received, if delivered personally, (b) when sent, if sent by facsimile (provided that the sender receives confirmation of successful transmission), and (c) when received, if sent by overnight courier service or when mailed by certified or registered mail, return receipt requested, with postage prepaid to the parties at the following addresses (or at such other address for a party as shall be specified by like notice)

if to the Guaranteed Party, to it at:

National Grid USA

40 Sylvan Road

Waltham, Massachusetts 02451

Attention:     John G. Cochrane, Executive Vice President

                      Colin Owyang, Senior Vice President and General Counsel

Facsimile:      (781) 907-5772

                        (781) 907-5701

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036-6522

Attention:      Sheldon S. Adler, Esq.

Facsimile:      (212) 735-2000

if to the Guarantor, to it at:

Algonquin Power & Utilities Corp

2845 Bristol Circle

Oakville, Ontario

Canada L6H 7H7

Attention:      General Counsel

Facsimile:     (905) 465-4514

4

with copies to (which shall not constitute notice):

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

Attention:      James G. Goettsch, Esq.

Facsimile:     (816) 983-8080

9. CONTINUING GUARANTY. This Guaranty shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until the Obligations are satisfied in full and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors and permitted assigns.

10. GOVERNING LAW. This Guaranty shall be governed by and construed in accordance with the Laws of the State of New York (regardless of the Laws that might otherwise govern under applicable New York principles of conflicts of Law) as to all matters, including matters of validity, construction, effect, performance and remedies.

11. WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS GUARANTY OR ANY OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE PARTIES HERETO. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR SUCH PARTY ENTERING INTO THIS GUARANTY.

12. SUBROGATION. The Guarantor will not exercise any rights of subrogation or contribution, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 1 hereof unless and until the Obligations have been paid, performed or discharged in full.

13. SEVERABILITY. If any provision of this Guaranty or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

5

14. COUNTERPARTS. This Guaranty may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

6

IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:
Title:

7

IN WITNESS WHEREOF, the Guaranteed Party has caused this Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

NATIONAL GRID USA

By:
Name:
Title:

8

EXHIBIT B

See attached

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement is dated as of [•], 2011 (this “Agreement”), between National Grid USA, a Delaware corporation (the “Seller”), and Granite State Electric Company, a New Hampshire corporation (the “Company”), (collectively, the “Parties”).

R E C I T A L S:

WHEREAS, the Seller and Liberty Energy Utilities Co., a Delaware corporation (the “Buyer”) have entered into the Stock Purchase Agreement, dated as of December 8, 2010 (the “Purchase Agreement”) relating to the purchase and sale of all the outstanding Shares (as defined in the Purchase Agreement) of the Company; and

WHEREAS, the Purchase Agreement provides that concurrently with the consummation of the transactions contemplated thereby, the Seller will, and the Buyer will cause the Company to, enter into this Agreement whereby the Seller, or its Affiliates (as defined herein), will provide Services (as defined herein) to the Company during the Transition Period (as defined in the Purchase Agreement).

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

SECTION 1

DEFINITIONS

For the purposes of this Agreement, the following terms will have the definitions hereinafter specified:

1.1 “Service” or “Services” shall mean those services listed and described on Schedule A attached to this Agreement to be provided pursuant to the terms and in the manner described herein.

1.2 “Transition Period” shall mean, with respect to each Service, the period beginning on the date of this Agreement and continuing for such term as indicated on Schedule A to this Agreement; it being understood that the Company shall use reasonable best efforts to terminate each Service as soon as reasonably practicable.

All capitalized terms not otherwise defined herein will have the meanings ascribed to them in the Purchase Agreement.

SECTION 2

SERVICES

2.1 Transition Services.

(a)	During the applicable Transition Period, the Seller agrees to provide, or cause its Affiliates to provide, to the Company all of the Services set forth on Schedule A to this Agreement.

(b)	The Services will be provided in accordance with the terms, limitations and conditions set forth herein and on Schedule A to this Agreement.

(c)	The Parties may, in writing, mutually agree to modify, reduce or increase the scope of any Services at any time.

2.2 Quality of Services. The Seller or its Affiliates shall provide the Services to the Company in accordance with their respective past practices and standards for the provision of such Service or Services.

2.3 Representatives. Each Party will designate (and from time to time may replace) one or more representatives to act for and on behalf of such Party on matters concerning this Agreement or the Services. Each Party shall promptly notify the other Party in writing of the selection and any subsequent replacements of any of such representatives of such Party.

2.4 Data. The Seller or its Affiliates will maintain such data and information regarding the Services that is required to be maintained pursuant to Schedule A or by applicable Law or as is otherwise customarily retained in connection with the applicable Services. The Company will own all such data and information relating solely to the Services; provided that the Seller and its Affiliates shall at all times have the right to retain a copy of all such data and information and to use such data and information for all purposes related to the Services. Upon the expiration or termination of the provision of any particular Services the data and information maintained by the Seller or its Affiliates in connection therewith will be provided to the Company in hardcopy or, at the Company’s option, in the electronic format in which it is maintained by the Seller or its Affiliates; provided, that at the Company’s sole expense, the Seller will reasonably cooperate with the Company in connection with any conversion of such data and information into any other format requested by the Company.

2.5 Personal Information. Each Party agrees that it and its Affiliates, in the provision or receipt of any Services hereunder, will comply with all applicable Laws governing the collection, accessibility, use, maintenance, disclosure, protection or transmission of personal, health, or other information regarding identifiable persons that is the subject of such Laws.

SECTION 3

PAYMENT

3.1 Payment.

(a) In consideration for receiving the Services, the Company will pay to the Seller or its Affiliates, as applicable, for each calendar month, an amount equal to the total of (i) $[•] (the “Fixed Monthly Fee”); (ii) the direct labor charges associated with providing each Service to the extent such Service is indicated on Schedule A to this Agreement to have a direct labor component; (iii) any additional monthly fees for Services as set forth on Schedule A to this Agreement; and (iv) all reasonable and documented expenses incurred by the Seller or its Affiliates, as applicable, in providing the Services (including, but not limited to, airfare, lodging, meals, mileage, parking and ground transportation). The fee for Services provided in the calendar month during which this Agreement is executed will be prorated for the number of days of Services received in such calendar month (based on a thirty (30)-day month). The Parties agree that the Fixed Monthly Fee, together with any additional amounts set forth on Schedule A as provided in this Section 3.1(a), constitute a reasonable approximation of the actual costs incurred by Seller to provide the Services, and that the Fixed Monthly Fee will be equitably reduced consistent with the foregoing upon the expiration or termination of any particular Services hereunder.

(b) Except as otherwise provided herein, statements will be rendered each month by the Seller or its Affiliates, as applicable, to the Company for Services delivered during the preceding month and all reasonable and documented expenses incurred by the Seller or its Affiliates, as applicable, in providing such Services (the “Monthly Statement”). Such Monthly Statements will be substantiated by supporting information and will itemize in reasonable detail the basis for such Monthly Statement. Each Monthly Statement will be payable to the Seller, or its Affiliates, as the case may be, in cash ten (10) days after the invoice date of such Monthly Statement. Any overdue payment will bear interest at twelve percent (12%) per annum until paid.

(c) No amounts due hereunder from the Company to the Seller or its Affiliates may or will be offset or held in escrow by the Company against amounts due or allegedly due from the Seller or its Affiliates to Buyer pursuant to the Purchase Agreement or any other documents delivered in connection with the transactions contemplated by the Purchase Agreement.

(d) The Company will pay and be responsible for all sales, service, value-added, use, excise, consumption, and other similar taxes (but excluding any withholding taxes or other net income or franchise taxes that are assessed or imposed against the Seller or its Affiliates) and duties that are assessed or imposed against the Seller or its Affiliates on the provision of Services as a whole, or of any particular Service, pursuant to the terms of this Agreement. Any and all payments by or on account of any obligation of the Company hereunder will be made free and clear of, and without deduction for, any and all present or future taxes, including deductions, charges or withholdings imposed by any Governmental Authority.

SECTION 4

TERM

4.1 General. Each Service will commence on the date of this Agreement, and will continue for the applicable Transition Period; provided, however, that the Company may terminate this Agreement, or any Service or Services provided hereunder by the Seller or its Affiliates upon thirty (30) days prior written notice.

4.2 Amounts Due. In the event of a termination of this Agreement, all outstanding amounts due from the Company under Section 3.1, up through and including the date of termination, will become due and payable to the Seller or its Affiliates, as applicable. The fee for any terminated Service will be prorated for the number of days of Service received in the calendar month (based on a thirty (30)-day month) in which the Service is terminated.

4.3 Survival. Sections 3.1, 4.2, 4.3 and 6.2 through and including 6.14 and Section 5 hereof shall survive the expiration or other termination of this Agreement.

SECTION 5

LIABILITIES; INDEMNIFICATION

5.1 Consequential and Other Damages. Neither the Seller nor any of its Affiliates will be liable, whether in contract, in tort or otherwise, for any punitive, special, indirect, incidental, liquidated or consequential damages whatsoever, which in any way arise out of, relate to, or are a consequence of, its performance or nonperformance hereunder, or the provision of or failure to provide any Service hereunder.

5.2 LIMITATION OF LIABILITY. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NEITHER THE SELLER NOR ANY OF ITS AFFILIATES WILL BE LIABLE WITH RESPECT TO THIS AGREEMENT OR ANYTHING DONE IN CONNECTION HEREWITH, INCLUDING BUT NOT LIMITED TO THE PERFORMANCE OR BREACH HEREOF, OR FROM THE SALE, DELIVERY, PROVISION OR USE OF ANY SERVICE OR DOCUMENTATION OR DATA PROVIDED UNDER OR COVERED BY THIS AGREEMENT EXCEPT IN THE EVENT OF THE SELLER’S OR ANY OF ITS AFFILIATE’S, AS THE CASE MAY BE, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT IN CONNECTION WITH THIS AGREEMENT, IN WHICH CASE THE AGGREGATE LIABILITY OF THE SELLER AND ITS AFFILIATES SHALL BE LIMITED TO THE SUM OF ALL FEES RECEIVED BY SUCH PARTIES FOR SERVICES UNDER THIS AGREEMENT.

5.3 Indemnification. The Company will indemnify and hold harmless the Seller and its Affiliates for any Liability that is incurred by the Seller or its Affiliates, as the case may be, under this Agreement, except solely to the extent such Liability is the direct result of either the Seller’s or any of its Affiliate’s, as the case may be, gross negligence or willful misconduct in connection with this Agreement. The Seller will indemnify and hold harmless the Company and its Affiliates for any Liability that is incurred by the Company or its Affiliates, as the case may be, to the extent such Liability is the direct result of either the Seller’s or any of its Affiliate’s, as the case may be, gross negligence or willful misconduct in connection with this Agreement.

SECTION 6

GENERAL PROVISIONS

6.1 Access. During the Transition Period applicable to any Service, the Seller or its Affiliates, as the case may be, will have access to any information or records kept by the Company or its Affiliates for the purposes of the delivery of such Service under this Agreement. During the Transition Period applicable to any Service, the Seller or its Affiliates, as the case may be, will have the right of reasonable ingress to and egress from the Company’s premises, during regular business hours and upon reasonable prior notice, for purposes specifically connected with the delivery of such Service hereunder.

6.2 Confidentiality. All confidential or proprietary information provided by the Parties pursuant to the terms of this Agreement will be kept confidential and will not be disclosed or otherwise disseminated to any other Person, whether orally or in writing, at any time. Notwithstanding the foregoing, confidential and proprietary information shall not include information that is or becomes publicly available other than as a result of any act or omission by the disclosing Party or its Representatives, information that was available to the disclosing Party and its Representatives on a non-confidential basis prior to its disclosure hereunder and information which becomes available to the disclosing Party and its Representatives on a non-confidential basis from a source that is not, to the disclosing Party’s knowledge, subject to a confidentiality agreement with respect to such information. Not more than fifteen (15) days after the expiration or termination of this Agreement, the Parties shall return or destroy and confirm the destruction of all confidential or proprietary information provided pursuant to the terms of this Agreement, including all copies and extracts thereof, in whatever form, in their respective possession or under their respective control.

6.3 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when sent, if sent by facsimile (provided that the sender receives confirmation of successful transmission) and (c) when received, if sent by overnight courier service or when mailed by certified or registered mail, return receipt requested, with postage prepaid to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company to:

Liberty Energy Utilities Co.

2845 Bristol Circle

Oakville, Ontario

Canada L6H 7H7

Attention: General Counsel

Facsimile: (905) 465-4514

with copies to:

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

Attention: James G. Goettsch, Esq.

Facsimile: (816) 983-8080

If to the Seller, or any of its Affiliates, to:

National Grid USA

40 Sylvan Road

Waltham, Massachusetts 02451

Attention:   John G. Cochrane, Executive Vice President

Colin Owyang, Senior Vice President and General Counsel

Facsimile:   (781) 907-5772

(781) 907-5701

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: Sheldon S. Adler, Esq.

Facsimile: (212) 735-2000

6.4 Relationship between Parties. Nothing contained in this Agreement shall be construed as creating a partnership, joint venture, agency, trust or other association of any kind, each Party being individually responsible only for its obligations as set forth in this Agreement. The Seller, or its Affiliates, as the case may be, shall provide the Services hereunder in the capacity of an independent contractor and not as an employee or agent of the Company or its Affiliates.

6.5 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party, including by operation of law, without the prior written consent of the other Party and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure solely to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that the Company may assign its rights and delegate its duties under this Agreement to an Affiliate of the Company without the consent of (but with prior written notice to) the Seller if (a) the assignee shall assume in writing all of the Company’s obligations hereunder and (b) the Company shall not be released from any of its obligations hereunder by reason of such assignment. Notwithstanding the foregoing, the Parties acknowledge that the Seller may delegate the performance of any Services to be provided under this Agreement to one or more of its Affiliates that normally performs such Services and that the Company may designate one or more of its Affiliates that is engaged in the conduct of the business of the Company to receive any or all of the Services; provided, however, that the Seller and the Company will each remain fully responsible for compliance with the terms of this Agreement the same as if such delegation or designation were not effected.

6.6 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (regardless of the Laws that might otherwise govern under applicable New York principles of conflicts of Laws) as to all matters, including matters of validity, construction, effect, performance and remedies.

(b) All judicial actions or proceedings brought against the Parties arising out of or relating to this Agreement, or any obligations hereunder, shall be brought exclusively in any courts of the United States of America for the Southern District of New York. By executing and delivering this Agreement, the Parties irrevocably: (i) accept generally and unconditionally the exclusive jurisdiction and venue of these courts; (ii) waive any objections which such Party may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to in clause (i) above and hereby further irrevocably waive and agree not to plead or claim in any such court that such action or proceeding brought in any such court has been brought in an inconvenient forum; (iii) agree that service of all process in any such action or proceeding in any such court may be made by registered or certified mail, return receipt requested, to such Party at their respective addresses provided in accordance with Section 6.3; and (iv) agree that service as provided in clause (iii) above is sufficient to confer personal jurisdiction over such Party in any such action or proceeding in any such court, and otherwise constitutes effective and binding service in every respect.

(c) THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE PARTIES HERETO. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS

PROVISION (AND EACH OTHER PROVISION OF EACH OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR SUCH PARTY ENTERING INTO THIS AGREEMENT AND EACH SUCH OTHER DOCUMENT.

6.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.8 Headings. The insertion of headings is for convenience of reference only and does not affect, and will not be utilized in construing or interpreting, this Agreement.

6.9 Entire Agreement. This Agreement and Schedule A hereto embody the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter.

6.10 Purchase Agreement Controls. To the extent that any of the terms of this Agreement, including Schedule A hereto, conflict with the terms of the Purchase Agreement, the terms of the Purchase Agreement shall prevail. Nothing herein shall be construed as an amendment or waiver of the rights and obligations of the Parties under the Purchase Agreement.

6.11 Interpretation.

(a) When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section or Schedule of or to this Agreement unless otherwise indicated.

(b) The word “including” or any variation thereof means “including, without limitation” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it.

(c) The words “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement (including Schedule A hereto) as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(d) The meaning of defined terms in this Agreement applies to both the singular and the plural of those terms.

(e) Any reference in this Agreement to “dollars” or “$” means U.S. dollars.

(f) This Agreement was prepared jointly by the Parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

6.12 Amendment and Waiver. Subject to applicable Law, this Agreement may be amended, modified or supplemented only by written agreement of the Parties. Except as otherwise provided in this Agreement, any failure of any Party to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

6.13 No Third Party Beneficiaries. This Agreement is not intended to confer on any Person except the Parties any rights or remedies hereunder. Without limiting the generality of the foregoing, no provision of this Agreement will create any third-party beneficiary rights in any Person, except that each of the Seller and its Affiliates shall have the right to enforce the obligations of the Company solely with respect to Section 5.3 hereof, and each of the Company and its Affiliates shall have the right to enforce the obligations of the Seller solely with respect to Section 5.3 hereof.

6.14 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

NATIONAL GRID USA

By:
Name:
Title:

GRANITE STATE ELECTRIC COMPANY

By:
Name:
Title